     As filed with the Securities and Exchange Commission on August 9, 2002
                                                         Registration No. 333-
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------
                                SCHLUMBERGER N.V.
                             (Schlumberger Limited)
             (Exact name of registrant as specified in its charter)

       Netherlands Antilles                      1389                      52-0684746
  (State or other jurisdiction of    (Primary Standard Industrial       (I.R.S. Employer
   incorporation or organization)     Classification Code Number)      Identification No.)

                        153 East 53rd Street, 57th Floor
                          New York, New York 10022-4624
                                 (212) 350-9400

                             42 Rue Saint-Dominique
                               Paris, France 75007
                                 33-1-4062-1000

                            Parkstraat 83, The Hague
                             The Netherlands 2514 JG
                                 31-70-310-5400

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 Ellen S. Summer
                          General Counsel and Secretary
                              Schlumberger Limited
                        153 East 53rd Street, 57th Floor
                          New York, New York 10022-4624
                                 (212) 350-9400
       (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 With Copies to:
                             J. David Kirkland, Jr.
                               Baker Botts L.L.P.
                              3000 One Shell Plaza
                              Houston, Texas 77002
                                 (713) 229-1234

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

                          ----------------------------

  If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                            CALCULATION OF REGISTRATION FEE
===================================================================================================================
                                                                      Proposed
                                                                      maximum         Proposed
                                                                      offering         maximum       Amount of
                                                       Amount to be   price per       aggregate     registration
 Title of each class of securities to be registered     registered     unit (1)    offering price       fee
-------------------------------------------------------------------------------------------------------------------
 Common stock, par value $.01 per share                 5,000,000      $36.83        184,150,000     $16,941.80
===================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices for the Registrant's common stock, as reported on the New York Stock Exchange on August 7, 2002.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ The information in this prospectus is not complete and may be changed. We + + may not sell these securities until the registration statement filed with + + the Securities and Exchange Commission is effective. This prospectus is not + + an offer to sell these securities and it is not soliciting an offer to buy + + these securities in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                   PROSPECTUS

                   Subject to completion, dated August 9, 2002

                              Schlumberger Limited

                                5,000,000 Shares

                                  Common Stock

     We may use this prospectus to offer and sell up to 5,000,000 shares of our common stock at various times in connection with business combinations involving our company or our subsidiaries. The common stock covered by this prospectus may be issued in connection with:

     . mergers, consolidations, recapitalizations or similar plans of acquisition;

     .    purchases of some or all of the assets of a business; and

     . exchanges for the outstanding securities, obligations or other interests of a business.

     We expect that the specific terms of each business combination in which the common stock will be issued will be negotiated with the owners, boards of directors or other controlling persons of the businesses involved. Generally, the shares of common stock covered by the prospectus that are issued in a business combination will be valued:

     . at a price based on their market value at the time the business combination is agreed upon or at the time they are delivered pursuant to the combination;

     . at a price based on average market prices for periods ending at or near these times; or

     .    on such other basis as the parties may agree.

     We will pay all expenses of this offering. We do not expect to pay underwriting discounts or commissions in connection with issuing these shares, although we may pay investment banking fees or brokers' commissions in connection with specific business combinations. Any person receiving these fees may be deemed an underwriter within the meaning of the Securities Act of 1933, and any profit on the resale of the common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     We may also permit individuals or entities who have received or will receive shares of our common stock in connection with the business combinations described above to use this prospectus to cover resales of those shares. If this happens, we will not receive any proceeds from such resales. For more information, please read "Reselling Securities."

     Our common stock is listed on the New York Stock Exchange and traded under the symbol "SLB." The last reported sales price of our common stock on the New York Stock Exchange on August 7, 2002 was $37.33 per share.

                              ---------------------

     Investing in the common stock issued under this prospectus involves risk. Before making any investment in our company, you should consider carefully the risk factors beginning on page __.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        The date of this prospectus is        ,2002.

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
ABOUT THIS PROSPECTUS ...................................................    1
FORWARD-LOOKING STATEMENTS ..............................................    2
SCHLUMBERGER LIMITED ....................................................    3
RISK FACTORS ............................................................    4
USE OF PROCEEDS .........................................................    6
DISTRIBUTION OF SECURITIES ..............................................    6
RESELLING SECURITIES ....................................................    7
DESCRIPTION OF CAPITAL STOCK ............................................    9
LEGAL MATTERS ...........................................................   10
EXPERTS .................................................................   10
WHERE YOU CAN FIND MORE INFORMATION .....................................   10
INDEX TO FINANCIAL STATEMENTS ...........................................  F-1

                                 --------------

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC's shelf registration rules. This prospectus provides you with a general description of the securities we may sell. Depending on the terms of the transaction, when we sell securities under this prospectus, we may provide a prospectus supplement that will contain specific information about the terms of that offering if required by the securities laws. The prospectus supplement may also add, update or change information contained in this prospectus.

      Under the shelf registration rules, using this prospectus, together with a prospectus supplement, if one is required, we may sell from time to time, in one or more offerings, up to 5,000,000 shares of our common stock. We may issue the securities directly or through our subsidiaries in connection with (1) mergers, consolidations, recapitalizations or similar plans of acquisition, (2) purchases of some or all of the assets of a business, or (3) exchanges for the outstanding securities, obligations or other interests of a business. We expect that the specific terms of each business combination in which the common stock will be issued will be negotiated with the owners, boards of directors or other controlling persons of the businesses involved.

      With our consent, persons who have received or will receive securities under this prospectus in connection with business combinations may use this prospectus to sell such securities at a later date. We refer to these persons in the prospectus as selling security holders or selling shareholders. If required by the securities laws, these selling security holders will be named in a prospectus supplement. Please see the information described under the heading "Reselling Securities" to find out more information about resales of the securities by the selling security holders.

      Market information in the incorporated documents is generally based on company estimates and not third party sources. You should read this prospectus, the applicable prospectus supplement and the additional information described below under "Where You Can Find More Information."

                           FORWARD-LOOKING STATEMENTS

      This document and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include the information concerning our possible or assumed future results of operations, including statements identified as forward-looking statements in documents incorporated by reference in this prospectus and statements about the following subjects:

      .  business strategies;                     .  future dividends;
      .  operating efficiencies or synergies;     .  financing plans;
      .  growth opportunities;                    .  budgets for capital and other expenditures;
      .  competitive position;                    .  timing and cost of completion of capital projects;
      .  business or market outlook;              .  performance of contracts;
      .  expected financial position;             .  outcomes of legal proceedings;
      .  expected results of operations;          .  compliance with applicable laws; and
      .  future cash flows;                       .  adequacy of insurance.

      Forward-looking statements are generally identifiable by use of the following words and other similar expressions, among others:

      .  "anticipate";                            .  "may";
      .  "believe";                               .  "might";
      .  "budget";                                .  "plan";
      .  "could";                                 .  "predict";
      .  "estimate";                              .  "project";
      .  "expect";                                .  "shall";
      .  "forecast";                              .  "should"; and
      .  "intend";                                .  "will"

      All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption "Risk Factors" in this prospectus and any applicable prospectus supplement and in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and in any subsequent SEC filings. If one or more of the risks or uncertainties referred to above materialize (or the consequences of such a development changes), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected.

      You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

                              SCHLUMBERGER LIMITED

      We are a global leader in technical services spanning the oil and gas, utility, semiconductor, smart card, network, and Internet solutions industries. For 2001, our revenue was approximately $14 billion. We currently employ approximately 81,000 people in nearly 100 countries around the world.

      Schlumberger Oilfield Services, one of our two business segments, is the leading supplier of services and technology to the international petroleum industry and operates offices, service locations, and research and development facilities around the world. Through its reservoir evaluation and development businesses, Schlumberger Oilfield Services combines wireline, seismic and all services relevant to well construction and productivity, including directional drilling, measurements-while-drilling services and logging-while-drilling services, pressure pumping, drilling fluids, testing, drilling bits, Reda pumps and completions products. Through its oil and gas information solutions businesses, Schlumberger Oilfield Services provides complete information solution business workflows for customers, ranging from secure information technology infrastructure solutions to software applications, information management and expert products and services.

      SchlumbergerSema, our other business segment, is a leading information technology services company providing consulting, systems integration, managed services, business continuity systems, products and Internet Protocol network security solutions serving the telecommunications, utility, finance, transportation, oil and gas, and public sector markets.

      We are incorporated under the laws of the Netherlands Antilles. The mailing addresses and telephone numbers of our principal executive offices are:

      . 153 East 53rd Street, 57th Floor, New York, New York, 10022-4624, 212-350-9400;

      .   42 Rue Saint-Dominique, Paris, France, 75007, 33-1-4062-1000; and

      .   Parkstraat 83, The Hague, The Netherlands 2514 JG, 31-70-310-5400.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to invest in our securities. If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations.

Demand for the majority of our oilfield services is substantially dependent on the level of expenditures by the oil and gas industry. A substantial or an extended decline in oil or gas prices could result in lower expenditures by the oil and gas industry and reduce our revenue.

     Demand for the majority of our oilfield services is substantially dependent on the level of expenditures by the oil and gas industry for the exploration, development and production of crude oil and natural gas reserves, which are sensitive to oil and gas prices and generally dependent on the industry's view of future oil and gas prices. Oil and gas prices have historically been volatile and are affected by numerous factors, including:

     . worldwide demand for energy, which is affected by worldwide population growth and economic conditions;

     . the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels for oil;

     .    the level of worldwide oil exploration and production activity;

     .    the cost of exploring for, producing and delivering oil and gas; and

     .    technological advances affecting energy consumption.

Demand for our information technology solutions is dependent on industry and general economic conditions and other factors.

     Demand for our information technology solutions is substantially dependent on general economic conditions, market conditions in related industries, such as telecommunications, the economic cycle, information technology spending and the rate of technological change. In addition, competition from other providers can affect the pricing we can realize on for our information technology solutions.

Acquisitions may be difficult to integrate, disrupt our business and adversely affect our operating results.

     We have in the past made a number of strategic acquisitions and may acquire other companies, assets or product lines. Acquisitions may divert management's attention from core businesses and could adversely affect our operating results during the integration process or if we are unable to achieve the intended objective of the acquisition. We may seek to finance acquisitions through borrowings under credit facilities or by incurring new debt.

If we are unable to integrate new technologies and industry standards effectively in our businesses, our revenue, profits and cash flows may decrease.

     We must continue to improve the responsiveness, functionality and features of our information technology solutions in accordance with industry standards and to address the increasingly sophisticated technological needs of our clients. Our ability to do this depends, in part, on our ability to adapt our solutions to developing technologies, maintain relationships with suppliers and continue to use best-in-class technologies. We may not be successful in responding to technological and industry challenges in a timely and cost-effective manner. If we are unable to integrate new technologies and industry standards effectively, our revenue, profits and cash flows may decrease.

Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

     We are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges and waste management. We incur, and expect to continue to incur, capital and operating costs to comply with environmental laws and regulations. The technical requirements of environmental laws and regulations are becoming increasingly expensive, complex and stringent. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety. Strict liability can render a party liable for environmental damage without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances.

     We use and generate hazardous substances and wastes in our operations. In addition, many of our current and former properties are or have been used for industrial purposes. Accordingly, we could become subject to potentially material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could reduce our earnings and our cash available for operations.

We could be subject to substantial liability claims, which would adversely affect our results and financial condition.

     Many of our oilfield products, such as directional drilling equipment, perforating systems, subsea completion equipment and well completion systems, are used in hostile environments, such as exploration, development and production applications. An accident or a failure of a product can cause personal injury, loss of life, damage to property, equipment or the environment, and suspension of operations. Our insurance may not adequately protect us against liability for some kinds of events, including events involving pollution, or against losses resulting from business interruption. Moreover, in the future we may not be able to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Substantial claims made under our policies could cause our premiums to increase. Any future damages caused by our products that are not covered by insurance, or are in excess of policy limits or are subject to substantial deductibles, could reduce our earnings and our cash available for operations.

Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

     Some of our products or services, and the processes we use to produce or provide them, have been granted U.S. patent protection, have patent applications pending or are trade secrets. Our business may be adversely affected if our patents are unenforceable, the claims allowed under our patents are not sufficient to protect our technology, our patent applications are denied, or our trade secrets are not adequately protected. Our competitors may be able to develop technology independently that is similar to ours without infringing on our patents or gaining access to our trade secrets.

We may be subject to litigation if another party claims that we have infringed upon its intellectual property rights.

     The tools, techniques, methodologies, programs and components we use to provide our services may infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs and may distract management from running our core business. Royalty payments under licenses from third parties, if available, would increase our costs. If a license were not available we might not be able to continue providing a particular product or service, which would reduce our revenue. Additionally, developing non-infringing technologies would increase our costs.

                                 USE OF PROCEEDS

     This prospectus relates to shares of common stock that may be offered and issued by us from time to time in connection with business combinations. Other than the businesses, assets, securities or other interests acquired, there usually will be no proceeds to us from these offerings. When this prospectus is used by a selling security holder in a public reoffering or resale of securities acquired pursuant to this prospectus, we will usually not receive any proceeds from such sale by the selling security holder. However, any proceeds received by us from the offering of securities pursuant to this prospectus or upon any resale of securities acquired pursuant to this prospectus will be used for general corporate purposes.

                           DISTRIBUTION OF SECURITIES

     We may issue the shares of common stock covered by this prospectus at various times in connection with:

     . mergers, consolidations, recapitalizations or similar plans of acquisition;

     .    purchases of some or all of the assets of one or more businesses; and

     . exchanges for some or all of the outstanding securities, obligations and other interests of one or more businesses, including capital stock, debt securities, loans and partnership interests.

     We anticipate that the specific terms of each business combination in which the common stock will be issued will be negotiated with the owners, boards of directors or other controlling persons of the businesses, assets, securities or other interests involved in the business combination. The common stock issued will generally be valued at prices:

     . based on or related to market prices for the common stock at or near the time we agree to the terms of such business combination, at or near the time of closing, or during the period or periods prior to delivery of such common stock;

     . based on average market prices for periods ending at or near such times; or

     .    on such other basis as the parties may agree.

     We will pay all expenses of this offering. No underwriting discounts or commissions will be paid in connection with issuing these shares. However, investment banking or brokers' fees may be paid from time to time with respect to specific business combinations. Any person receiving such fees may be deemed an underwriter within the meaning of the Securities Act, and any profit on the resale of common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     In an effort to maintain an orderly market in our securities or for other reasons, we may negotiate agreements with persons receiving common stock covered by this prospectus that will limit the number of shares that they may sell at specified intervals. These agreements may be more or less restrictive than restrictions on sales made under the exemption from registration requirements of the Securities Act, including the requirements under Rule 144 or Rule 145(d), and the persons party to these agreements may not otherwise be subject to the Securities Act requirements. We anticipate that, in general, negotiated agreements will be of limited duration and may permit the recipients of securities issued in connection with acquisitions to sell specified portions as set forth in the agreements. We may also determine to waive any such agreements without public notice.

                              RESELLING SECURITIES

     In general, the persons to whom we issue securities under this prospectus will be able to resell our securities in the public market without further registration and without being required to deliver a prospectus. However, certain persons who receive our securities may want to resell those securities in distributions that would require the delivery of a prospectus. With our consent, this prospectus may be used by selling security holders who may wish to sell securities. As used in this prospectus, "selling security holders" may include donees, distributees and pledgees of selling securities received from a named selling security holder. We may limit our consent to a specified time period and subject our consent to certain limitations and conditions, which may vary by agreement.

     Selling security holders may sell securities from time to time in one or more of the following transactions:

     . through the New York Stock Exchange or any other securities exchange that quotes the common stock;

     .    in the over-the-counter market;

     . in transactions other than on such exchanges or in the over-the-counter market (including negotiated transactions and other private transactions);

     . in short sales (sales of shares completed by the delivery of borrowed stock) of the common stock, in transactions to cover short sales or otherwise in connection with short sales;

     . by pledge to secure debts and other obligations or on foreclosure of a pledge;

     . through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock; or

     .    in a combination of any of the above transactions.


     Selling security holders may enter into hedging transactions from time to time in which a selling security holder may:

     . enter into transactions with a broker-dealer or any other person in connection with which such broker-dealer or other person will engage in short sales of common stock, in which case such broker-dealer or other person may use shares of common stock received from the selling security holder to close out its short positions;

     . sell common stock short itself and redeliver shares offered by this prospectus to close out its short positions or to close out stock loans incurred in connection with their short positions;

     . enter into option or other types of transactions that require the selling security holder to deliver common stock to a broker-dealer or any other person, who will then resell or transfer the common stock under this prospectus; or

     . loan or pledge the common stock to a broker-dealer or any other person, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares under this prospectus.

     Selling security holders may use broker-dealers or other persons to sell their shares in transactions that may include one or more of the following:

     . a block trade in which a broker-dealer or other person may resell a portion of the block, as principal or agent, in order to facilitate the transaction;

     . purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer or other person for its account; or

     . ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     Resales by selling security holders may be made directly to investors or through securities firms acting as underwriters, brokers or dealers. When resales are to be made through a securities firm, the securities firm may be engaged to act as the selling security holder's agent in the resale of the shares by the selling security holder, or the securities firm may purchase securities from the selling security holder as principal and thereafter resell the securities from time to time. The fees earned by or paid to the securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. Securities may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to such prevailing market price or at negotiated prices. The securities firm may resell the securities through other securities dealers, and commissions or concessions to those other dealers may be allowed. We and such selling security holders may indemnify any securities firm participating in such transactions against certain liabilities, including liabilities under the Securities Act and may reimburse them for any expenses in connection with an offering or sale of securities. We may also agree to indemnify the selling security holder against any such liabilities or reimburse them for expenses. Profits, commissions and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

     Selling security holders may also offer shares of common stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales that meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Selling security holders should seek the advice of their own counsel about the legal requirements for such sales.

     The terms of the acquisition of shares of common stock by the selling security holder may include a provision for the sharing or reallocation of the selling security holder's costs in connection with the resale of the securities, including the cost of registering the securities issued in the acquisition and preparing and printing the amendment or supplement, commissions and other costs of resale.

     This prospectus will be amended or supplemented, if required by the Securities Act and the rules of the SEC, to disclose the name of the selling security holder, the participating securities firm, if any, the number of shares of common stock involved and other information concerning the resale, including the terms of any distribution, including the names of any underwriters, brokers, dealers or agents and any discounts, commissions, concessions or other items constituting compensation. We may agree to keep the registration statement relating to the offering and sale by the selling security holders of our securities continuously effective until a fixed date or the date on which the shares may be resold without registration under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a summary of certain rights of the holders of our common stock. Reference is made to our deed of incorporation and our by-laws, each as amended to date, copies of which are filed as exhibits to the registration statement of which this prospectus is a part and are incorporated into this prospectus by reference. See "Where You Can Find More Information" on page 10 of this prospectus for information on how to obtain a copy of our deed of incorporation or by-laws.

Authorized, Issued and Treasury Shares

     We are authorized to issue 1,500,000,000 shares of common stock, par value $0.01 per share. As of June 30, 2002, 667,104,668 shares were issued, of which 577,436,089 shares were outstanding and 89,668,579 shares were held by us as treasury stock. In addition, we are authorized to issue, with some limitations with respect to voting rights, liquidation and dividend preferences, 200,000,000 shares of cumulative preferred stock, par value $0.01 per share, which may be issued in one or more separate series. If issued, the preferred stock may contain provisions allowing it to be converted into common stock under terms and conditions specified by our board of directors. No shares of preferred stock have been issued as of the date of this prospectus.

Dividend Rights

     All outstanding shares of our common stock (i.e., shares not held by us) are entitled to participate equally and receive dividends that may be paid out of available profits of the preceding fiscal year or years. All accumulated and unpaid dividends payable on preferred stock (if issued and outstanding) must be paid prior to the payment of any dividends on common stock. The amount of dividends payable with respect to any fiscal year is determined by the stockholders at the annual general meeting held within nine months of such fiscal year following such fiscal year, except that our board of directors may allocate such part of the earnings to the retained earnings reserves as it deems fit and may declare interim dividends.

Voting Rights

     Each holder of shares of common stock is entitled to one vote for each share registered in that holder's name. Voting rights may be exercised in person or by proxy. No action to amend our deed of incorporation or to sell all or substantially all of our assets or to dissolve us can be taken except upon the authorization of the holders of at least a majority of the outstanding shares eligible to vote. In addition, holders of preferred stock (if issued and outstanding) would have additional rights to vote as a class on certain amendments to our deed of incorporation that would adversely affect the preferred stock. Any other action requiring the approval of the shareholders may be authorized by a majority of the votes cast (excluding any abstentions) at any meeting at which a quorum is present, except that, if a quorum is not present at any meeting, a second meeting may be called, to be held within two months, at which second meeting, despite the absence of a quorum, valid resolutions may be adopted with respect to any matter stated in the notice of the original meeting and of the second meeting. A quorum consists of not less than 50% of the shares outstanding and eligible to vote.

     Our board of directors is authorized to effect reorganizations or rearrangements of our corporate structure or that of our subsidiaries without the vote of shareholders if such reorganization or rearrangement does not result in any diminution of the beneficial interest of the shareholders in our assets. The board of directors may change our corporate domicile from the Netherlands Antilles to another jurisdiction without the necessity of any shareholder action or approval.

Preemptive and Other Rights

     The shares of our common stock do not carry any preemptive or conversion rights, and there are no redemption provisions with respect to the common stock. The shares of preferred stock (if issued and outstanding) would not carry any preemptive rights, but our board of directors could specify conversion rights, redemption provisions and (within limits) liquidation preferences with respect to one or more series of preferred stock. We may for our own account purchase shares of common stock so long as at least one-fifth of our authorized capital stock remains outstanding with other holders. In the event of liquidation, each share of common stock is entitled to equal rights after satisfaction of any preferred stock liquidation preference.

Listing, Transfer Agents and Registrars

     Our common stock is listed for trading on the New York Stock Exchange, The London Stock Exchange, Euronext Paris, Euronext Amsterdam and The SWS Swiss Exchange. The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A., Canton, Massachusetts.

                                  LEGAL MATTERS

     The validity of the common stock will be passed upon for us by Ellen S. Summer, Esq., our General Counsel. If certain legal matters with respect to the common stock are to be passed upon by other counsel, information about such counsel will be indicated in a prospectus supplement.

                                     EXPERTS

     The financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this Registration Statement on Form S-4 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, and in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement on Form S-4 that we filed with the SEC, which includes exhibits and other information not included in this prospectus. The SEC allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we are disclosing important information to you by referring to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below that we have previously filed with the SEC and any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until we sell all of the securities covered by this prospectus.

     .    our Annual Report on Form 10-K for the year ended December 31, 2001;

     . our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

     .    our Current Report on Form 8-K filed May 21, 2002; and

     . the description of our common stock contained in our registration statement on Form F-20 dated January 8, 1962, including any amendment or report filed for the purpose of updating such description.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                              Schlumberger Limited
                        153 East 53rd Street, 57th Floor
                          New York, New York 10022-4624
                                 (212) 350-9400
                          Attention: Investor Relations

     To ensure timely delivery of these materials, you should make any request no later than five business days prior to the date on which you must make your investment decision. We will mail the materials to you by first class mail, or another equally prompt means, within one business day after we receive your request.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                              Page
                                                                                                             ------
Report of Independent Accountants ........................................................................    F-2

Consolidated Statement of Income for the years ended December 31, 2001, 2000 and 1999 ....................    F-3

Consolidated Balance Sheet as of December 31, 2001 and 2000 ..............................................    F-4

Consolidated Statement of Cash Flows for the years ended December 31, 2001, 2000 and 1999 ................    F-5

Consolidated Statement of Stockholders' Equity ...........................................................    F-6

Notes to Consolidated Financial Statements ...............................................................    F-7

NOTE:

     In June 2001, Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets," was issued. As required, we adopted this Statement commencing January 1 , 2002. A requirement of this Statement as it applies to us is that, in the period of initial application and thereafter until goodwill and all other intangible assets have been accounted for in accordance with this Statement, the following information shall be disclosed:

     . earnings per share adjusted to exclude amortization of goodwill (adjusted earnings per share); and

     . a reconciliation of reported net income to net income excluding amortization of goodwill (adjusted net income).

     The above disclosures have been incorporated in the financial statements that follow for the three years ended December 31, 2001. Such financial statements (without the above dislcosures) had previously been included in our Annual Report on Form 10-K for the year ended December 31, 2001, which had been filed on February 28, 2002

To the Board of Directors and Stockholders of Schlumberger Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Schlumberger Limited and its subsidiaries at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   /s/   PricewaterhouseCoopers LLP
-----------------------------------
PricewaterhouseCoopers LLP
New York, New York
January 22, 2002

          SCHLUMBERGER LIMITED (SCHLUMBERGER N.V., INCORPORATED IN THE
                 NETHERLANDS ANTILLES) AND SUBSIDIARY COMPANIES

                        CONSOLIDATED STATEMENT OF INCOME
                        --------------------------------

                                                                 (Stated in thousands except per share amounts)

Year Ended December 31,                                 2001                  2000                  1999
-----------------------                            ----------------     -----------------     ------------------

Revenue
   Operating                                          $ 13,745,806           $ 9,611,462            $ 8,394,947
   Interest and other income                               242,258               423,255                356,758
                                                   ----------------     -----------------     ------------------
                                                        13,988,064            10,034,717              8,751,705
                                                   ----------------     -----------------     ------------------
Expenses
   Cost of goods sold and services                      10,641,768             7,514,621              6,877,635
   Research & engineering                                  704,336               540,698                522,240
   Marketing                                               447,265               316,816                313,871
   General                                                 683,613               425,820                363,695
   Interest                                                384,896               276,081                192,954
                                                   ----------------     -----------------     ------------------
                                                        12,861,878             9,074,036              8,270,395
                                                   ----------------     -----------------     ------------------

Income from continuing operations before
   taxes and minority interest                           1,126,186               960,681                481,310

   Taxes on income                                         575,424               228,248                140,772
                                                   ----------------     -----------------     ------------------

Income from continuing operations
   before minority interest                                550,762               732,433                340,538

   Minority interest                                       (28,545)                2,163                (11,204)
                                                   ----------------     -----------------     ------------------

Income from continuing operations                          522,217               734,596                329,334

Discontinued operations, net of tax                              -                     -                 37,360

                                                   ----------------     -----------------     ------------------
Net Income                                               $ 522,217             $ 734,596              $ 366,694
                                                   ================     =================     ==================

Basic earnings per share:
   Continuing operations                                    $ 0.91                $ 1.29                 $ 0.60
   Elimination of goodwill amortization                       0.50                  0.17                   0.16
                                                   ----------------     -----------------     ------------------
   Adjusted continuing operations                             1.41                  1.46                   0.76
   Discontinued operations                                       -                     -                   0.07

                                                   ----------------     -----------------     ------------------
   Adjusted Net Income                                      $ 1.41                $ 1.46                 $ 0.83
                                                   ================     =================     ==================

Diluted earnings per share:
   Continuing operations                                    $ 0.91                $ 1.27                 $ 0.58
   Elimination of goodwill amortization                       0.50                  0.17                   0.15
                                                   ----------------     -----------------     ------------------
   Adjusted continuing operations                             1.41                  1.44                   0.73
   Discontinued operations                                       -                     -                   0.07

                                                   ----------------     -----------------     ------------------
   Adjusted Net Income                                      $ 1.41                $ 1.44                 $ 0.80
                                                   ================     =================     ==================

Average shares outstanding                                 574,328               570,028                548,680

Average shares outstanding
   assuming dilution                                       580,214               580,076                563,789



               See the Notes to Consolidated Financial Statements

          SCHLUMBERGER LIMITED (SCHLUMBERGER N.V., INCORPORATED IN THE
                 NETHERLANDS ANTILLES) AND SUBSIDIARY COMPANIES

                           CONSOLIDATED BALANCE SHEET
                           --------------------------

                                                                                      (Stated in thousands)
December 31,                                                          2001                     2000
                                                                -----------------        -----------------

ASSETS
------
Current Assets
   Cash                                                                $ 177,704                $ 160,718
   Short-term investments                                              1,439,997                2,879,432
   Receivables less allowance for doubtful accounts
      (2001 - $145,268;  2000 - $106,503)                              4,028,450                2,768,848
   Inventories                                                         1,204,263                1,111,585
   Deferred taxes                                                        321,767                  259,184
   Other current assets                                                  532,709                  313,444
                                                                -----------------        -----------------
                                                                       7,704,890                7,493,211

Fixed Income Investments, held to maturity                               576,000                1,547,132
Investments in Affiliated Companies                                      820,806                  654,516
Fixed Assets less accumulated depreciation                             4,827,879                4,394,514
Multiclient Seismic Data                                               1,028,954                  975,775
Goodwill                                                               6,260,969                1,575,710
Intangible Assets                                                        811,349                  140,717
Deferred Taxes                                                           126,057                  271,059
Other Assets                                                             169,463                  120,097
                                                                -----------------        -----------------
                                                                    $ 22,326,367             $ 17,172,731
                                                                =================        =================

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Current Liabilities
   Accounts payable and accrued liabilities                          $ 4,506,634              $ 2,910,725
   Estimated liability for taxes on income                               587,328                  379,916
   Dividend payable                                                      108,642                  108,043
   Long-term debt - current portion                                       31,990                   36,201
   Bank & short-term loans                                               983,191                  556,020
                                                                -----------------        -----------------
                                                                       6,217,785                3,990,905

Long-term Debt                                                         6,215,709                3,573,047
Postretirement Benefits                                                  504,797                  476,380
Other Liabilities                                                        372,696                  231,870
                                                                -----------------        -----------------
                                                                      13,310,987                8,272,202
                                                                -----------------        -----------------

Minority Interest                                                        636,899                  605,313
                                                                -----------------        -----------------

Stockholders' Equity
   Common Stock                                                        2,045,437                1,963,905
   Income retained for use in the business                             8,314,766                8,223,476
   Treasury stock at cost                                             (1,694,884)              (1,752,961)
   Accumulated other comprehensive income                               (286,838)                (139,204)

                                                                -----------------        -----------------
                                                                       8,378,481                8,295,216
                                                                -----------------        -----------------

                                                                -----------------        -----------------
                                                                    $ 22,326,367             $ 17,172,731
                                                                =================        =================

               See the Notes to Consolidated Financial Statements

          SCHLUMBERGER LIMITED (SCHLUMBERGER N.V., INCORPORATED IN THE
                 NETHERLANDS ANTILLES) AND SUBSIDIARY COMPANIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      ------------------------------------

                                                           (Stated in thousands)

Year Ended December 31,                                          2001                   2000                   1999
-----------------------                                    -----------------      ------------------     ------------------

Cash flows from operating activities:
   Net income                                                     $ 522,217               $ 734,596              $ 366,694
   Adjustments to reconcile net income to net
   cash provided by operating activities:
      Depreciation and amortization (1)                           1,896,119               1,270,754              1,150,344
      Charges and gains on sale of businesses                       271,174                   2,706                128,508
      Derivatives marked to market                                  (49,569)                      -                      -
      Earnings of companies carried at equity,
         less dividends received (2001 - $ -;
         2000 - $ -; 1999 - $3,401)                                 (61,715)                (39,805)               (13,904)
      Deferred Taxes                                                 14,216                   7,686                (18,519)
      Discontinued operations                                             -                       -                213,676
   Provision for losses on accounts receivable                       56,619                  32,301                 37,943
   Change in operating assets and liabilities:
      (Increase) decrease in receivables                           (907,535)               (364,130)               265,588
      (Increase) decrease in inventories                           (259,290)               (194,640)                53,790
      (Increase) decrease in other current assets                    (8,048)                (38,656)                 5,022
      Increase (decrease) in accounts payable
         and accrued liabilities                                    204,751                 493,104               (181,731)
      Increase (decrease) in estimated liability
         for taxes on income                                         12,626                 (12,069)               (69,338)
      Decrease (increase) in other assets                            17,739                 (63,793)               (43,166)
      Other - net                                                  (141,132)               (182,729)              (190,601)
                                                           -----------------      ------------------     ------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                         1,568,172               1,645,325              1,704,306
                                                           -----------------      ------------------     ------------------
Cash flows from investing activities:
   Purchases of fixed assets                                     (2,052,635)             (1,323,015)              (792,001)
   Multiclient seismic data capitalized                            (416,188)               (222,934)              (226,907)
   Sales/retirements of fixed assets & other                         30,824                 149,494                 68,005
   Acquisition of Sema plc                                       (4,778,498)                      -                      -
   Other businesses acquired                                       (452,951)             (1,075,446)              (135,338)
   Sales of businesses                                              902,953                 154,843                      -
   Decrease (increase) in investments                             2,430,911                 551,619               (295,075)
   Sale of financial instruments                                          -                       -                203,572
   Drilling fluids joint venture                                          -                       -               (325,000)
   Discontinued operations                                                -                       -               (291,953)
                                                           -----------------      ------------------     ------------------
NET CASH USED IN INVESTING ACTIVITIES                            (4,335,584)             (1,765,439)            (1,794,697)
                                                           -----------------      ------------------     ------------------
Cash flows from financing activities:
   Dividends paid                                                  (430,328)               (426,465)              (410,494)
   Proceeds from employee stock purchase plan                        78,965                  69,089                 70,765
   Proceeds from exercise of stock options                           42,795                 160,281                103,084
   Proceeds from exercise of stock warrants                               -                       -                449,625
   Proceeds from issuance of long-term debt                       4,815,028                 956,641              1,062,935
   Payment of principal on long-term debt                        (2,092,670)               (724,911)              (916,242)
   Net increase (decrease) in short-term debt                       370,608                 113,608               (242,014)
                                                           -----------------      ------------------     ------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                         2,784,398                 148,243                117,659
                                                           -----------------      ------------------     ------------------

Net increase in cash                                                 16,986                  28,129                 27,268
Cash, beginning of year                                             160,718                 132,589                105,321
                                                           -----------------      ------------------     ------------------
CASH, END OF YEAR                                                 $ 177,704               $ 160,718              $ 132,589
                                                           =================      ==================     ==================

(1) Includes multiclient seismic data costs.

See the Notes to Consolidated Financial Statements

          SCHLUMBERGER LIMITED (SCHLUMBERGER N.V., INCORPORATED IN THE
                 NETHERLANDS ANTILLES) AND SUBSIDIARY COMPANIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 ----------------------------------------------

                                                                                                (Dollar amounts stated in thousands)

                                                                                           Accumulated Other Comprehensive
                                                  Common Stock                                         Income
                                -------------------------------------------------           -----------------------------
                                  Issued                 In Treasury               Retained    Marked to  Translation  Comprehensive
                                ------------------------ ------------------------
                                  Shares      Amount       Shares      Amount       Income      Market     Adjustment     Income
                                ------------------------ ------------------------ ------------------------ ------------ ------------
Balance, January 1, 1999         665,701,858 $ 1,539,408  (119,567,982 $(2,221,308) $8,882,455  $        -  $  (81,480)   $ 996,051
                                                                                                                         ===========
Translation adjustment                                                                                         (55,678)     (55,678)
Sales to optionees less
   shares exchanged                   28,100      41,931    3,291,288      61,153
Employee stock purchase plan       1,324,848      70,765
Net income                                                                             366,694                              366,694
Dividends declared ($0.75 per share)                                                  (414,210)
Sedco Forex spin-off                                                                  (918,327)
Exercise of stock warrants                       168,082   15,153,018     281,543
                                ------------------------ ------------------------ ------------------------ ------------  -----------
Balance, December 31, 1999       667,054,806   1,820,186  (101,123,676)(1,878,612)   7,916,612           -    (137,158)   $ 311,016
                                                                                                                         ===========
Translation adjustment                                                                                         (28,487)     (28,487)
Sales of businesses                                                                                             26,441       26,441
Sales to optionees less
   shares exchanged                  30,987      61,224    5,331,268      99,057
Employee stock purchase plan                     42,495    1,431,309      26,594
Net income                                                                             734,596                              734,596
Dividends declared ($0.75 per share)                                                  (427,732)
Tax benefit on stock options                     40,000
                                ------------------------ ------------------------ ------------------------ ------------  -----------
Balance, December 31, 2000       667,085,793   1,963,905  (94,361,099) (1,752,961)   8,223,476           -    (139,204)   $ 732,550
                                                                                                                         ===========
Translation adjustment                                                                                        (171,930)    (171,930)
RMS disposition                                                                                                 73,865       73,865
Derivatives marked to market                                                                      (49,569)                  (49,569)
Sales to optionees less
   shares exchanged                    8,385      17,130    1,399,686      25,420
Shares granted to Directors                          156        4,800          89
Employee stock purchase plan                      46,397    1,752,833      32,568
Net income                                                                            522,217                               522,217
Dividends declared ($0.75 per share)                                                 (430,927)
Tax benefit on stock options                      17,849
                                ------------------------ ------------------------ ------------------------ ------------  -----------
Balance, December 31, 2001       667,094,178 $ 2,045,437  (91,203,780) $(1,694,884) $8,314,766  $ (49,569) $  (237,269)  $ 374,583
                                ======================== ======================== ======================== ============  ===========


See the Notes to Consolidated Financial Statements

Notes To Consolidated Financial Statements

Summary of Accounting Policies

The Consolidated Financial Statements of Schlumberger Limited and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America. Refer to page 3 for a description of Schlumberger's businesses.

DISCONTINUED OPERATIONS

On December 31, 1999, Schlumberger completed the spin-off of its offshore contract drilling business, Sedco Forex, to its stockholders and the subsequent merger of Sedco Forex and Transocean Offshore Inc., which changed its name to Transocean Sedco Forex Inc. following the merger. The results for the Sedco Forex operations spun off by Schlumberger are reported as Discontinued Operations in the Consolidated Statement of Income.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of majority-owned subsidiaries. Significant 20% - 50% owned companies are carried on the equity method and classified in Investments in Affiliated Companies. The pro rata share of Schlumberger after-tax earnings is included in Interest and Other Income. All inter-company accounts and transactions have been eliminated.

RECLASSIFICATIONS

Certain items from prior years have been reclassified to conform to the current year presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include estimates of total cost under percentage of completion contracts, useful life of identifiable intangibles, inventory reserves, pension and postretirement actual assumptions and allowances for bad debt. While actual results could differ from these estimates, management believes that the estimates are reasonable.

REVENUE RECOGNITION

Product and Services Revenue

Schlumberger's products and services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post delivery obligations. Revenue is recognized for products upon delivery, customer acceptance and when title passes. Revenue is recognized when services are rendered and collectibility is reasonably assured.

Certain revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as services are provided. Revenue from time and material service contracts are recognized as the services are provided. Revenue from fixed price contracts is recognized over the contract term based on the percentage of the cost of services provided during the period compared to the total estimated cost of services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimated.

Software Revenue

Revenue derived from the sale of licenses for its software, maintenance and related services may include installation, consulting and training services.

If services are not essential to the functionality of the software, the revenue for each element of the contract is recognized separately based on its respective vendor specific objective evidence of fair value when all of the following conditions are met: a signed contract is obtained, delivery has occurred, fee is fixed and determinable and collectibility is probable.

If an ongoing vendor obligation exists under the license arrangement, or if any uncertainties with regard to customer acceptance are significant, revenue for the related element is deferred based on its vendor specific objective evidence of fair value. Vendor specific objective evidence of fair value is determined as being the price for the element when sold separately. If vendor specific objective evidence of fair value does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements have been delivered.

TRANSLATION OF NON-US CURRENCIES

Oilfield Services' functional currency is primarily the US dollar. SchlumbergerSema functional currencies are primarily local currencies. All assets and liabilities recorded in functional currencies other than US dollars are translated at current exchange rates. The resulting adjustments are charged or credited directly to the Stockholders' Equity section of the Consolidated Balance Sheet. Revenue and expenses are translated at the weighted-average exchange rates for the period. All realized and unrealized transaction gains and losses are included in income in the period in which they occur. Schlumberger policy is to hedge against unrealized gains and losses on a monthly basis. Included in the 2001 results were transaction losses of $7 million, compared with losses of $4 million and $12 million in 2000 and 1999, respectively.

Currency exchange contracts are entered into as a hedge against the effect of future settlement of assets and liabilities denominated in other than the functional currency of the individual businesses. Gains or losses on the contracts are recognized when the currency exchange rates fluctuate, and the resulting charge or credit partially offsets the unrealized currency gains or losses on those assets and liabilities. On December 31, 2001, contracts were outstanding for the US dollar equivalent of $851 million in various foreign currencies. These contracts mature on various dates in 2002.

INVESTMENTS

Both short-term investments and fixed income investments, held to maturity comprise primarily eurodollar time deposits, certificates of deposit and commercial paper, euronotes and eurobonds, substantially all denominated in US dollars. They are stated at cost plus accrued interest, which approximates market. Substantially all the investments designated as held to maturity that were purchased and matured during the year had original maturities of less than three months. Short-term investments that are designated as trading are stated at market. The unrealized gains/losses on such securities on December 31, 2001 were not significant.

For purposes of the Consolidated Statement of Cash Flows, Schlumberger does not consider short-term investments to be cash equivalents as they generally have original maturities in excess of three months.


INVENTORIES

Inventories are stated at average cost or at market, whichever is lower. Inventory consists of materials, supplies and finished goods.

GOODWILL AND INTANGIBLE ASSETS

Goodwill is amortized on a straight-line basis over 5 to 40 years. Accumulated goodwill amortization was $645 million and $563 million on December 31, 2001 and 2000, respectively. Intangible assets consist primarily of assembled workforce, technology, software and patents. Intangible assets are amortized over periods ranging from 3 to 10 years. Accumulated intangible assets amortization at December 31, 2001 and 2000 was $123 million and $35 million, respectively.

FIXED ASSETS AND DEPRECIATION

Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Fixed assets include the manufacturing cost (average cost) of oilfield technical equipment manufactured or assembled by subsidiaries of Schlumberger. Expenditures for renewals, replacements and improvements are capitalized. Maintenance and repairs are charged to operating expenses as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

MULTICLIENT SEISMIC DATA

Schlumberger capitalizes the cost of obtaining multiclient surveys. Such costs are charged to Cost of goods sold and services based on a percentage of estimated total revenue that Schlumberger expects to receive from the sales of such data. The carrying value of individual surveys is periodically reviewed and adjustments to the value are made based upon the revised estimated revenues for the surveys.

CAPITALIZED INTEREST

Schlumberger capitalizes interest expense during the new construction or upgrade of qualifying assets. No interest expense was capitalized in 2001 and 2000. Interest expense capitalized in 1999 was $5 million.

IMPAIRMENT OF LONG-LIVED ASSETS

Schlumberger reviews the carrying value of its long-lived assets, including goodwill and intangible assets, whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. Schlumberger assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

TAXES ON INCOME

Schlumberger and its subsidiaries compute taxes on income in accordance with the tax rules and regulations of the many taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities vary substantially. Taxable income may differ from pretax income for financial accounting purposes. To the extent that differences are due to revenue or expense items reported in one period for tax purposes and in another period for financial accounting purposes, an appropriate provision for deferred income taxes is made.

Approximately $4 billion of consolidated income retained for use in the business on December 31, 2001 represented undistributed earnings of consolidated subsidiaries and the pro rata Schlumberger share of 20%-50% owned companies. No provision is made for deferred income taxes on those earnings considered to be indefinitely reinvested or earnings that would not be taxed when remitted.

EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income by the average number of common shares outstanding assuming dilution, the calculation of which assumes that all stock options and warrants which are in the money are exercised at the beginning of the period and the proceeds used, by Schlumberger, to purchase shares at the average market price for the period. The following is a reconciliation from basic earnings per share to diluted earnings per share from continuing operations for each of the last three years:


                                  (Stated in thousands except per share amounts)
                               Income from           Average
                               Continuing            Shares             Earnings
                               Operations         Outstanding          Per Share
                             ---------------     ---------------     ---------------

2001
Basic                           $ 522,217             574,328              $ 0.91
                                                                   ===============
Effects of dilution:
      Options                                           5,886

                           ---------------     ---------------
Diluted                         $ 522,217             580,214              $ 0.91
                           ===============     ===============     ===============

2000
Basic                           $ 734,596             570,028              $ 1.29
                                                                   ===============
Effects of dilution:
      Options                                          10,048

                           ---------------     ---------------
Diluted                         $ 734,596             580,076              $ 1.27
                           ===============     ===============     ===============

1999
Basic                           $ 329,334             548,680              $ 0.60
                                                                   ===============
Effects of dilution:
      Options                                           7,916
      Warrants                                          7,193
                           ---------------     ---------------
Diluted                         $ 329,334             563,789              $ 0.58
                           ===============     ===============     ===============



ADJUSTED NET INCOME

The following is a reconciliation of reported net income to adjusted net income following the adoption of SFAS 142 (Goodwill and Other Intangible Assets) on January 1, 2002--see NEW ACCOUNTING STANDARDS below.

                                                        (Stated in thousands)

                                         2001         2000           1999
                                      ----------  ------------  -------------
Reported Net Income                    $522,217      $734,596      $366,694
Elimination of goodwill amortization    291,574        94,746        85,324
                                       --------      --------      --------
Adjusted net income                    $813,791      $829,342      $452,018
                                       ========      ========      ========

RESEARCH & ENGINEERING

All research and engineering expenditures are expensed as incurred, including costs relating to patents or rights that may result from such expenditures. Included in 2001 expenditures was a charge of $25 million for in-process R&D related to the Bull CP8 acquisition.

NEW ACCOUNTING STANDARDS

In June 2001, SFAS 141 (Business Combinations) and SFAS 142 (Goodwill and Other Intangible Assets) were issued. SFAS 141 has been adopted by Schlumberger for acquisitions subsequent to June 30, 2001. SFAS 142 will be adopted by Schlumberger commencing January 1, 2002. As required by SFAS 142, Schlumberger will undertake a review for impairment in 2002. The preliminary findings of an independent valuation indicated there will be no impairment writedown in 2002.

Amortization of goodwill and other intangibles included in Schlumberger's results are as follows:

                                             (Stated in millions)

                                          Pretax
                         -----------------------------------------
                            2001            2000           1999
                         -----------   ------------   ------------
Goodwill                      $ 270           $ 96           $ 85
Work force                       22              -              -
Other intangibles                55              5              -
                         -----------   ------------   ------------
                              $ 347          $ 101           $ 85
                         ===========   ============   ============


With the adoption of SFAS 142, the equivalent amount of amortization for other intangibles is estimated to be $70 million in 2002. Amortization of goodwill and work force ceases.

In June 2001, SFAS 143 (Accounting for Asset Retirement Obligations) was issued. SFAS 143 will be adopted by Schlumberger commencing January 1, 2003. Schlumberger does not believe that the implementation of this standard will have any material effect on its financial position and results of operations.

In August 2001, SFAS 144 (Accounting for Impairment or Disposal of Long-Lived Assets) was issued. SFAS 144 will be adopted by Schlumberger commencing January 1, 2002. Schlumberger does not believe that the implementation of this standard will have any material effect on its financial position and results of operations.

In November, the FASB EITF staff issued announcement Topic D-103, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket"". As a result, customer reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, will be required to be included as Revenues effective January 1, 2002, and an equivalent amount of reimbursable expenses will be included in expenses. The adoption of this announcement will not have an effect on net income.

Charges - continuing operations
-------------------------------

Schlumberger recorded the following charges/credits in continuing operations:

In March 2001, a charge of $25 million for in-process R&D related to the Bull CP8 acquisition.

In June 2001, a charge of $280 million ($0.48 per share - diluted) for the estimated impairment charge from the disposition of certain Resource Management Services businesses.

In September 2001, a pretax credit of $42 million (after tax $3 million) representing the gain on the sale of the worldwide gas compression business, partially offset by an impairment charge relating to the expected disposition of certain activities. The proceeds from the sale of the worldwide gas compression business included $274 million in cash, a $150 million long-term subordinated note and newly issued Hanover Compressor Company shares with a value of $173 million. The shares have a three year marketability restriction. As part of the transaction, Schlumberger agreed that the financing of a certain joint venture project would be non-recourse to the buyer and would be executed prior to December 31, 2002. Accordingly, Schlumberger is obligated with respect to the financing to guarantee 30% (approximately $80 million) until the project is completed in late 2002. If as of December 31, 2002 refinancing has not become non-recourse to the buyer or the project has not achieved substantial completion, the buyer has an option to put its interest in such joint venture back to Schlumberger. The gain on the sale of this joint venture has been deferred.

In December 2001, a pretax credit of $119 million (net - $5 million after tax and minority interest, $0.01 per share - diluted), consisting primarily of the following:

 . A credit of $223 million ($117 million after tax) from the sale of the former Resource Management Services North American
         Water division.

 . A pretax charge of $43 million ($37 million after tax) for employee termination costs, principally in Europe and the US, related to Oilfield Services and SchlumbergerSema in response to current business conditions.

 .       A tax charge for reorganization costs of $29 million.

 . A further pretax charge of $28 million ($20 million after tax) related to the second quarter estimated loss on the divestiture of certain Resource Management Services businesses following the actual closing in the fourth quarter.

 . A $33 million pretax asset writedown ($23 million after tax and minority interest) following a recent determination of technological impairment related to certain Land seismic assets in the newly formed joint venture.

The above 2001 pretax amounts are recorded: an aggregated $119 million charge in Cost of goods sold and services, a $25 million charge in Research & engineering and a $10 million credit in Minority interest.

In December 2000, a pretax charge of $84 million offset by a pretax gain of $82 million (net - $3 million after tax and minority interest, $0.00 per share - diluted), consisting of the following:

 . A charge of $29 million ($25 million after tax) related primarily to the write down of certain inventory and severance costs in the Semiconductor Solutions business due to weak market conditions.

 . A charge of $55 million ($39 million after tax and minority interest) related to the creation of the WesternGeco seismic joint venture, including asset impairments and severance costs for Schlumberger's existing Geco-Prakla business.

 . A credit of $82 million ($61 million after tax) resulting from the gain on the sale of two Gas Services businesses in Europe. Revenue and operating net results for these divested activities were $110 million and a $740,000 loss, respectively, in 2000 (10 months) and $163 million and $2.7 million profit, respectively in 1999.

The pretax gain on the sale of the Gas Services businesses is included in Interest & other income. The pretax Semiconductor Solutions and WesternGeco charges are included in Cost of goods sold and services. A $9 million credit is included in Minority interest relating to the WesternGeco charges.

In March 1999, a pretax charge of $147 million partially offset by a pretax gain of $103 million (net - $58 million after tax, $0.10 per share - diluted), consisting of the following:

 . A charge of $118 million ($118 million after tax) related to the downsizing of its global Oilfield Services activities, including $108 million of severance costs and $10 million for asset impairments.

 . A charge of $29 million ($20 million after tax) related to Resource Management Services and Test & Transactions, consisting principally of $16 million of severance costs at several Resource Management Services facilities resulting from a downturn in business and $5 million of asset write downs.

 . A credit of $103 million ($80 million after tax) from the gain on the sale of financial instruments received in connection with the 1998 sale of the Retail Petroleum Systems business.

The pretax gain on the sale of financial instruments is included in Interest & other income. The pretax charge of $147 million is classified in Cost of goods sold and services.

In December 1999, a pretax charge of $77 million ($71 million after tax), classified in Cost of goods sold and services, consisting primarily of the following:

 . A charge of $31 million ($26 million after tax) including $23 million of asset impairments and $8 million of severance costs related to reductions in the marine seismic fleet due to depressed market conditions.

 . A charge of $38 million ($37 million after tax) including $33 million of asset impairments and $5 million of severance costs related to the restructuring of its land drilling activity following the spin-off of its offshore drilling business to stockholders.

The December 2001 charge included severance costs of $41 million (775 people) of which $9 million (318 people) had been paid at December 31, 2001. The remaining severance costs are expected to be paid before June 30, 2002. The December 2000 charges included severance costs of $9 million (380 people) which have been paid.

Discontinued Operations
-----------------------

On December 31, 1999, Schlumberger completed the spin-off of its offshore contract drilling business, Sedco Forex, to its stockholders and the subsequent merger of Sedco Forex and Transocean Offshore Inc., which changed its name to Transocean Sedco Forex Inc. following the merger. The spin-off was approved by stockholders on December 10, 1999.

Upon completion of the merger, Schlumberger stockholders held approximately 52% of the ordinary shares of Transocean Sedco Forex Inc., and Transocean Offshore Inc. shareholders held the remaining 48%. Schlumberger retained no ownership in the combined company.

In the spin-off, Schlumberger stockholders received one share of Sedco Forex for each share of Schlumberger owned on the record date of December 20, 1999. In the merger, each Sedco Forex share was exchanged for 0.1936 ordinary share of Transocean Sedco Forex Inc. Stockholders received cash in lieu of fractional shares.

Results for the Sedco Forex operations spun off by Schlumberger for this transaction are reported as discontinued operations in the Consolidated Statement of Income.

Discontinued Operations on the Consolidated Statement of Income includes the operating results of the spun-off Sedco Forex business and the following charges:

 . In December 1999, an after-tax charge of $50 million ($0.09 per share - diluted) for costs directly associated with the spin-off.

 . In March 1999, an after-tax charge of $33 million ($0.06 per share - diluted) for severance costs ($13 million) and legal claims.

As a result of the spin-off, Schlumberger Income Retained for Use in the Business was reduced by $918 million representing the spun-off net assets of Sedco Forex ($1.23 billion) less payments received in settlement of intercompany balances between Schlumberger and Sedco Forex ($313 million). The net assets spun off included $1.3 billion of fixed assets.

Pursuant to Accounting Principles Board Opinion (APB) No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, the revenue and expenses of Sedco Forex have been excluded from the respective captions in the Consolidated Statement of Income. The net operating results of Sedco Forex have been reported, net of applicable income taxes, as Discontinued Operations.

Summarized 1999 financial information for the discontinued operations, is as follows:

                            (Stated in millions)

                                   1999
                               -------------

Operating Revenue               $     648

Income before taxes             $      29

Income after taxes              $      37



Acquisitions
------------

Acquisition of Sema plc

On February 12, 2001, Schlumberger announced that it had reached an agreement with the board of directors of Sema plc on the terms of a recommended offer for the entire issued and to be issued share capital of Sema plc.

On March 8, 2001, a wholly owned subsidiary of Schlumberger acquired, through market purchases, approximately 20% of the issued share capital of Sema at a cost of $1 billion.

On April 6, 2001, the offer for the shares of Sema plc was declared unconditional in all respects. The aggregate consideration for the acquisition of 100% of the issued Sema shares was $5.15 billion (including expenses of the transaction) which was financed from existing cash resources and borrowings under a $3 billion credit facility.

On October 3, 2001, wholly owned subsidiaries of Schlumberger issued $1.9 billion European bonds (Euro 1.4 billion and (pound)425 million). The average rate of these bonds is 5.9% with maturity from 2008 through 2032. The proceeds from the issues were used to repay short-term bank loans originally taken out by those subsidiaries to finance the acquisition of Sema plc.

The acquisition was accounted for using the purchase method of accounting and the goodwill and identifiable intangibles aggregated $5.19 billion which are being amortized on a straight-line basis. Goodwill and identifiable intangibles are currently amortized on a straight-line basis over a composite life of 18 years.

The aggregate value of goodwill and identifiable intangibles comprised the following:

                                         (Dollars in billions)


Cost (including expenses)                      $    5.15
Purchase accounting adjustments/1/                  0.34
Net tangible assets acquired                       (0.30)
                                               ----------
                                               $     5.19
                                               ==========


1. Purchase accounting adjustments consisted primarily of severance costs ($84 million - 1781 people), facility reductions ($33 million), pension plan adjustments ($136 million) and tax restructuring costs ($50 million). At December 31, 2001, $26 million (593 people) of the severance costs had been paid. The remaining severance costs are expected to be paid before June 30, 2002.

For financial reporting purposes, Schlumberger included the results of operations of Sema in its consolidated accounts commencing April 1, 2001. If Sema had been included in the consolidated financial statements of Schlumberger from January 1, consolidated revenue for the twelve months ended December 31, 2001 would have increased by $538 million (unaudited) to $14.3 billion (unaudited) and consolidated net income would have decreased by approximately $140 million (unaudited), to $382 million (unaudited), related primarily to increased interest expense and amortization of intangibles, and lower interest income. On a proforma basis, Schlumberger 2000 operating revenue and net income would have been $12 billion (unaudited) and $300 million (unaudited), respectively.

Sema is an IT services company (with approximately 22,000 employees at the date of acquisition) that provides its customers with design, implementation, operations and management of information systems and IT-related consulting services. Among the industry sectors which Sema serves, Sema has increasingly focused on the telecommunications and finance sectors, and provides a range of its own software products specifically designed for these sectors in addition to its IT services. Sema's customers include a wide variety of businesses and governmental departments around the world. Sema's services and product offerings include systems integration and consulting; software products for the telecommunications, energy, transport and finance sectors; and outsourcing.

Other Acquisitions

During 2001, subsidiaries of Schlumberger acquired the following:

 . In March, Bull CP8, a market leader in microprocessor-based smart cards and associated systems applications for the banking, mobile communications and network security industries. The acquisition price was $313 million in cash. Assets acquired included identifiable intangibles (primarily patents) of $136 million and goodwill of $140 million. In-process R&D, which aggregated $25 million, was charged to expense in the first quarter.

 . In June, Infosynergi ASA, a Norwegian based company specializing in customer information and billing systems integration. The acquisition price was $29 million in cash. Assets acquired included goodwill of $29 million.

 . In September, Sensor Highways Limited, a UK based market leader in the design, manufacture and deployment of a new generation of fiber optic sensors specializing in real-time data solutions to the oil and gas, process and power distribution industries. The acquisition price was $100 million, consisting of $70 million in cash and $30 million in notes. Assets acquired included identifiable intangibles of $48 million and goodwill of $50 million.

 . In September, Phoenix Petroleum Services, a UK based leader in providing tools, technologies and techniques for optimizing production in artificially lifted wells, particularly those using submersible pumps. The acquisition price was $33 million in cash. Assets acquired included goodwill of $26 million.

These acquisitions were accounted for using the purchase method of accounting.

During 2000, subsidiaries of Schlumberger acquired the following:

 . In January, Telweb Inc., an Internet access company based in Quebec, Canada. The purchase price was $28 million and the assets acquired included goodwill of $28 million.

 . In April, Operational Services, Inc., which provides a systematic approach to production management though efficient systems and processes. The purchase price was $13 million and the assets acquired included goodwill of $13 million.

 . In May, substantially all of the assets of CellNet Data Systems, Inc., a provider of telemetry services for the development and deployment of large-scale automatic metering reading systems. The acquisition was handled through Chapter 11 procedure and was approved by the bankruptcy court. The purchase price was $209 million and there was no goodwill arising on the acquisition.

 . In October, Data Marine Systems Limited, a global provider of telecommunications services for transmitting data from remote locations. The purchase price was $83 million and the assets acquired included goodwill of $75 million.

 . In November, a 70% interest in the Convergent Group, a provider of business consulting, software engineering, system integration and project management services. The purchase price was $263 million and the assets acquired included goodwill of $214 million.

 . In November, a 70% interest in WesternGeco, a new venture which combined the Schlumberger surface seismic business, Geco-Prakla, and the Western Geophysical seismic unit of Baker Hughes Incorporated. The purchase price was $720 million which comprised $500 million in cash and a 30% interest, valued at $220 million, in Geco-Prakla. There was no goodwill arising on the acquisition.

These acquisitions were accounted for using the purchase method of accounting.

Unaudited APB 16 proforma results pertaining to the above acquisitions are not presented as the impact was not significant.

During 1999, subsidiaries of Schlumberger acquired Merak, a market leader in petroleum software solutions; Secure Oil Tools, a leader in multilateral completions; and substantially all of the assets of Panther Software Corporation, a provider of hardware and software products and services for managing large volumes of seismic data. These acquisitions were accounted for using the purchase method of accounting and the total goodwill arising on the acquisitions was $106 million.

In the third quarter of 1999, the Omnes joint venture, created in 1995 between Schlumberger and Cable & Wireless, was restructured into two separate business units. Under the agreement, equal ownership and access to products, technology and intellectual property was given to both parent companies. Schlumberger retained ownership of the Omnes name. Omnes is now a fully operational company within Oilfield Services.

Investments in Affiliated Companies
-----------------------------------

In the third quarter of 1999, Schlumberger and Smith International Inc. entered into an agreement whereby their drilling fluids operations were combined to form a joint venture. Under the terms of the agreement, Schlumberger contributed its non-US drilling fluids business and a total of $325 million to the joint venture. Schlumberger owns a 40% interest in the joint venture and records income using the equity method of accounting. Schlumberger's investment on December 31, 2001 and 2000 was $573 million and $461 million, respectively. Schlumberger's equity income from this joint venture in 2001 was $51 million and $33 million in 2000.

Investments
-----------

The Consolidated Balance Sheet reflects the Schlumberger investment portfolio separated between current and long term, based on maturity. Except for $146 million of investments which are considered trading on December 31, 2001 ($139 million in 2000), under normal circumstances it is the intent of Schlumberger to hold the investments until maturity.

Fixed income investments mature as follows: $123 million in 2003, $173 million in 2004 and $280 million in 2005.

On December 31, 2001, there were no interest rate swap arrangements outstanding related to investments. Interest rate swap arrangements had no material effect on consolidated interest income.

Securitization
--------------

In September 2000, a wholly owned subsidiary of Schlumberger entered into an agreement to sell, on an ongoing basis, up to $220 million of an undivided interest in its accounts receivable and subsequently amended up to $350 million. The amount of receivables sold under this agreement totaled $176 million at December 31, 2001. Costs of the program, which primarily consist of the purchasers' financing and administrative costs, were not significant.

Schlumberger continues to service the receivables and maintains an allowance for doubtful accounts based upon the expected collectibility of all Schlumberger accounts receivable, including the portion of receivables sold. Unless extended by amendment, the agreement expires in September 2002.

Fixed Assets
------------

A summary of fixed assets follows:

                                                 (Stated in millions)

December 31,                         2001               2000
                                 -------------      -------------

Land                              $      82         $       80
Building & Improvements               1,050              1,081
Machinery & Equipment                10,047              9,661
                                 -------------      -------------

Total cost                           11,179             10,822
Less accumulated depreciation         6,351              6,427

                                 -------------      -------------
                                  $   4,828          $   4,395
                                 =============      =============

The estimated useful lives of Buildings & Improvements are primarily 30 to 40 years. For Machinery & Equipment, 13% is being depreciated over 16 to 25 years, 14% over 10 to 15 years and 73% over 2 to 9 years.

Long-term Debt
--------------

A summary of long-term debt by currency follows:


                                                 (Stated in millions)

December 31,                         2001               2000
                                 -------------      -------------

US dollar                         $   3,194          $   2,969
Euro                                  1,565                214
UK pound                              1,201                170
Canadian dollar                         129                 73
Japanese yen                            107                132
Other                                    20                 15
                                 -------------      -------------
                                  $   6,216          $   3,573
                                 =============      =============

During December 2001, the principal US subsidiary of Schlumberger initiated a US commercial paper program. At December 31, 2001, commercial paper borrowings totaled $335 million with a weighted average interest rate of 2.04%. Commercial paper borrowings are supported by a revolving credit agreement with the principal US subsidiary.

At December 31, 2001, the Euro borrowings included $747 million of 7 year bonds at 5.25% and $441 million of 10 year bonds at 5.875% issued by a principal subsidiary in France. The aggregate fair market value at December 31, 2001 approximated the stated value.

At December 31, 2001, the UK pound borrowings included $362 million of 7 year bonds at 6.25% and $253 million of 31 year bonds at 6.50% issued by a principal subsidiary in the UK. The aggregate fair market value at December 31, 2001 was $642 million.

The remainder of the long-term debt is at variable interest rates; the weighted-average interest rate of the debt outstanding on December 31, 2001 was 3.19%. Such rates are reset every six months or sooner. The carrying value of long-term debt on December 31, 2001 approximates the aggregate fair market value.

Long-term debt on December 31, 2001, is due as follows: $3,129 million in 2003, $571 million in 2004, $485 million in 2005, $138 million in 2006 and $1,893 million thereafter.

On December 31, 2001, interest rate swap arrangements outstanding were: pay fixed/receive floating on US dollar debt of $800 million; pay fixed/receive floating on Japanese yen debt of $84 million. These arrangements mature at various dates to December 2009. Interest rate swap arrangements increased consolidated interest expense in 2001 by $16 million.

Lines of Credit
---------------

On December 31, 2001, wholly owned subsidiaries of Schlumberger had separate lines of credit agreements aggregating $7.7 billion with commercial banks, of which $7.1 billion was committed and $2.5 billion was available and unused. Interest rates and other terms of borrowing under these lines of credit vary from country to country. Commercial paper borrowings are classified as long-term debt to the extent of the available and unused committed facilities maturing in more than one year because of the ability under these credit agreements and the intent to maintain these obligations for longer than one year. In January 2002, Schlumberger and its subsidiaries replaced $2.5 billion of revolving credit agreements and $1.8 billion of term loans with three new revolving credit agreements totaling $4.6 billion, of which $3.6 billion matures in January 2007 and $1 billion matures in January 2003. Schlumberger plans to use these new revolving credit facilities to backup borrowings under its commercial paper programs in the United States and Europe and therefore expects these facilities to remain largely undrawn. At January 31, 2002, $3.7 billion of these new facilities was available unused.

Derivative Instruments and Hedging Activities
---------------------------------------------

Commencing January 1, 2001, Schlumberger adopted SFAS 133 (Accounting for Derivative Instruments and Hedging Activities). Schlumberger uses derivative instruments such as interest rate swaps, currency swaps, forward currency contracts and foreign currency options. Forward currency contracts provide a hedge against currency fluctuations on assets/liabilities denominated in other than a functional currency. Options are usually entered into as a hedge against currency variations on firm commitments generally involving the construction of long-lived assets.

Schlumberger maintains a foreign-currency risk management strategy that uses derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. Movements in foreign currency exchange rates pose a risk to Schlumberger's operations as exchange rate changes may affect profitability and cash flow. Schlumberger uses foreign currency forward exchange contracts, swaps and options. Schlumberger also maintains an interest rate risk management strategy that uses fixed rate debt and derivatives to minimize significant, unanticipated earnings fluctuations caused by interest rate volatility.

Schlumberger's specific goals are (1) to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain of its debt and
(2) to lower (where possible) the cost of borrowed funds.

By using derivative financial instruments to hedge exposure to changes in exchange rates and interest rates, Schlumberger exposes itself to credit risk and market risk. Schlumberger minimizes the credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty and monitoring the financial condition of its counterparties. Market risk is managed through the setting and monitoring of parameters that limit the types and degree of market risk which are acceptable.

At December 31, 2001, Schlumberger recognized a net $49.5 million charge in Stockholders' Equity relating to derivative instruments and hedging activities. This charge was primarily due to the change in the fair market value of Schlumberger's US interest rate swaps as a result of declining interest rates. The effect on Stockholders' Equity as of the date of adoption, January 1, 2001, was not significant.

Capital Stock
-------------

Schlumberger is authorized to issue 1,500,000,000 shares of common stock, par value $0.01 per share, of which 575,890,398 and 572,724,694 shares were outstanding on December 31, 2001 and 2000, respectively. Schlumberger is also authorized to issue 200,000,000 shares of cumulative preferred stock, par value $0.01 per share, which may be issued in series with terms and conditions determined by the Board of Directors. No shares of preferred stock have been issued. Holders of common stock and preferred stock are entitled to one vote for each share of stock held.

In January 1993, Schlumberger acquired the remaining 50% interest in the Dowell Schlumberger group of companies. The purchase price included a warrant, expiring in 7.5 years and valued at $100 million, to purchase 15,153,018 shares of Schlumberger common stock at an exercise price of $29.672 per share. The warrant was exercised by Dow Chemical on December 16, 1999.

Stock Compensation Plans
------------------------

As of December 31, 2001, Schlumberger had two types of stock-based compensation plans, which are described below. Schlumberger applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan. Had compensation cost for the stock-based Schlumberger plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method of SFAS 123, Schlumberger net income and earnings per share would have been the pro forma amounts indicated below:

                                  (Stated in millions except per share amounts)
                                  2001                2000                 1999
                               ------------       -------------       ----------
Net income

      As reported               $     522          $     735           $     367
      Pro forma                 $     386          $     633           $     268

Basic earnings per share
      As reported               $    0.91          $    1.29           $    0.67
      Pro forma                 $    0.67          $    1.11           $    0.49

Diluted earnings per share
      As reported               $    0.91          $    1.27           $    0.65
      Pro forma                 $    0.67          $    1.09           $    0.48



STOCK OPTION PLANS

During 2001, 2000, 1999 and in prior years, officers and key employees were granted stock options under Schlumberger stock option plans. For all of the stock options granted, the exercise price of each option equals the market price of Schlumberger stock on the date of grant; an option's maximum term is ten years, and options generally vest in 20% increments over five years.

As required by SFAS 123, the fair value of each grant is estimated on the date of grant using the multiple option Black-Scholes option-pricing model with the following weighted-average assumptions used for 2001, 2000 and 1999: dividend of $0.75; expected volatility of 32-35% for

2001 grants, 27-33% for 2000 grants and 25-29% for 1999 grants; risk-free interest rates for the 2001 grants of 4.91% for officers and 3.87%-5.01% for the 2001 grants to all other employees; risk-free interest rates for the 2000 grants of 5.75%-6.84% for officers and 5.69%-6.72% for the 2000 grants to all other employees; risk-free interest rates for the 1999 grants of 4.92%-5.29% for officers and 4.80%-6.25% for the 1999 grants to all other employees; and expected option lives of 5.51 years for officers and 5.02 years for other employees for 2001 grants, expected option lives of 7.16 years for officers and
5.49 years for other employees for 2000 grants, 7.14 years for officers and 5.28 years for other employees for 1999 grants.

A summary of the status of the Schlumberger stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below:

                                      2001                       2000                      1999/1/
                            ------------------------- --------------------------- -------------------------
                                            Weighted-                   Weighted-                 Weighted-
                                             average                     average                   average
                                            exercise                    exercise                  exercise
Fixed Options                 Shares          price         Shares        price        Shares       price
-----------------------------------------------------------------------------------------------------------

Outstanding at
   beginning of year         31,208,321      $ 54.43      31,613,924     $ 46.25     30,310,579    $ 42.50
Granted                       4,110,468      $ 61.55       5,643,500     $ 79.64      6,012,168    $ 54.04

Exercised                    (1,444,588)     $ 31.88      (5,447,870)    $ 30.76     (3,634,790)   $ 28.68

Forfeited                    (1,037,861)     $ 71.27        (601,233)    $ 62.03     (1,074,033)   $ 52.50

                            ------------              ---------------             --------------
Outstanding at year-end      32,836,340      $ 55.80      31,208,321     $ 54.54     31,613,924    $ 46.25
                            ============              ===============             ==============

Options exercisable at
   year-end                  19,724,680                   16,277,868                 16,396,821
Weighted-average fair
   value of options granted
   during the year           $    21.51                   $    30.03                 $    17.72

/1/  Shares and exercise price have been restated to reflect adjustments made as a result of the spin-off of Sedco Forex, in accordance with EITF Issue 90-9, Changes to Fixed Employee Stock Option Plans as
     Result of Equity Restructuring.

The following table summarizes information concerning currently outstanding and exercisable options by five ranges of exercise prices on December 31, 2001:

                                       Options Outstanding                     Options Exercisable
                        -----------------------------------------------  --------------------------------
                                             Weighted-        Weighted-                         Weighted-
                            Number            average          average            Number         average
Range of                  outstanding        remaining        exercise        exercisable       exercise
exercise prices          as of 12/31/01   contractual life      price         as of 12/31/01      price
---------------------------------------------------------------------------------------------------------

$  3.831 - $22.073                162,795      3.62            $18.573              162,795      $18.573
$24.142 - $30.710               7,270,886      2.64            $27.808            7,270,886      $27.808
$30.795 - $44.843               4,465,540      4.71            $39.253            4,114,998      $38.778
$46.075 - $65.330               9,917,581      7.95            $56.857            2,744,519      $53.966
$71.315 - $82.348              11,019,538      7.26            $80.582            5,431,482      $80.974
                          ---------------                                   ---------------
                               32,836,340      6.08            $55.803           19,724,680      $48.300
                          ===============                                   ===============

EMPLOYEE STOCK PURCHASE PLAN

Under the Schlumberger Discounted Stock Purchase Plan, Schlumberger is authorized to issue up to 22,012,245 shares of common stock to its employees. Under the terms of the Plan, employees can choose each year to have up to 10% of their annual earnings withheld to purchase Schlumberger common stock. The purchase price of the stock is 85% of the lower of its beginning or end of the Plan year market price. Under the Plan, Schlumberger sold 1,752,833, 1,431,309 and 1,324,848 shares to employees in 2001, 2000 and 1999, respectively. Compensation cost has been computed for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 2001, 2000 and 1999: Dividend of $0.75; expected life of one year; expected volatility of 36% for 2001, 38% for 2000 and 40% for 1999; and risk-free interest rates of 3.03% for 2001, 5.71% for 2000 and 5.33% for 1999. The weighted-average fair value of those purchase rights granted in 2001, 2000 and 1999, was $15.540, $23.141 and $19.829, respectively.

Income Tax Expense
------------------

Schlumberger and its subsidiaries operate in more than 100 taxing jurisdictions where statutory tax rates generally vary from 0% to 50%.

In 2001, pretax book income in the US included gains from business divestitures aggregating approximately $360 million; outside the US, pretax book income includes losses on business divestitures of approximately $300 million. Pretax book income from continuing operations subject to US and non-US income taxes for each of the three years ended December 31, was as follows:

                                                   (Stated in millions)
                                  2001           2000           1999
                                ---------      ----------     ----------

United States                    $   714           $  51          $(172)
Outside United States                412             910            653

                                ---------      ----------     ----------
Pretax income                    $ 1,126           $ 961          $ 481
                                =========      ==========     ==========

Schlumberger had net deductible temporary differences of $1.0 billion on December 31, 2001, $1.0 billion on December 31, 2000 and $1.1 billion on December 31, 1999. Temporary differences at December 31, 2001 pertain to postretirement medical benefits ($0.5 billion), employee benefits ($0.2 billion), and fixed assets, inventory and other ($0.3 billion).

The components of consolidated income tax expense from continuing operations were as follows:



                                                       (Stated in millions)
                                 2001             2000              1999
                              -----------      -----------       -----------
Current:
   United States - Federal         $ 337            $  21             $ (74)
   United States - State              44                4                (7)
   Outside United States             193              194               206

                              -----------      -----------       -----------
                                   $ 574            $ 219             $ 125
                              -----------      -----------       -----------
Deferred:
   United States - Federal         $   5            $  (3)            $  14
   United States - State               3               (2)                1
   Outside United States              (7)              14                 1

                              -----------      -----------       -----------
                                   $   1            $   9             $  16
                              -----------      -----------       -----------

Consolidated taxes on income       $ 575            $ 228             $ 141
                              ===========      ===========       ===========

Effective tax rate                   51%              24%               30%
                              ===========      ===========       ===========


During 2001, Schlumberger recorded several charges/credits in continuing operations as more fully described on page F-11. Excluding these charges/credits, the consolidated effective tax rate would have been 32%. Excluding the charges/credits and amortization of goodwill/intangibles, the consolidated effective tax rate would have been 27%. The variation from the US statutory federal tax rate (35%) and 27% was due primarily to a substantial proportion of operations in countries where taxation on income is lower than in the US.

For 2000 and 1999, the variations from the US statutory federal tax rate (35%) and Schlumberger effective tax rates were due to several factors, including a substantial proportion of operations in countries where taxation on income is lower than in the US partially offset by the effect of permanent book/tax differences in the US, such as goodwill amortization.

Leases and Lease Commitments
----------------------------

Total rental expense was $390 million in 2001, $287 million in 2000 and $303 million in 1999. Future minimum rental commitments under noncancelable leases for years ending December 31 are: $173 million in 2002; $152 million in 2003; $141 million in 2004; $108 million in 2005; and $108 million in 2006. For the ensuing three five-year periods, these commitments decrease from $300 million to $76 million. The minimum rentals over the remaining terms of the leases aggregate to $32 million.

Contingencies
-------------

The Consolidated Balance Sheet includes accruals for the estimated future costs associated with certain environmental remediation activities related to the past use or disposal of hazardous materials. Substantially all such costs relate to divested operations and to facilities or locations that are no longer in operation. Due to a number of uncertainties, including uncertainty of timing, the scope of remediation, future technology, regulatory changes and other factors, it is possible that the ultimate remediation costs may exceed the amounts estimated. However, in the opinion of management, such additional costs are not expected to be material relative to consolidated liquidity, financial position or future results of operations.

In addition, Schlumberger and its subsidiaries are party to various other legal proceedings. Although the ultimate disposition of these proceedings is not presently determinable, in the opinion of Schlumberger any liability that might ensue would not be material in relation to the consolidated liquidity, financial position or future results of operations.

Schlumberger's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from clients. Schlumberger places its cash and cash equivalents with financial institutions and corporations, and limits the amount of credit exposure with any one of them. Schlumberger actively evaluates the creditworthiness of the issuers in which it invests. The receivables from clients are concentrated within a few significant industries and geographies.

Segment Information
-------------------

Schlumberger operates two reportable segments: Oilfield Services (OFS) and SchlumbergerSema (SLSEMA).

The Oilfield Services segment falls into four clearly defined economic and geographical areas and is evaluated on the following basis: First, North America
(NAM) is a major self-contained market. Second, Latin America (LAM) comprises regional markets that share a common dependence on the United States. Third, Europe (ECA) is another major self-contained market that includes the CIS and West Africa, whose economy is increasingly linked to that of Europe. Fourth, Other Eastern includes the remainder of the Eastern Hemisphere, which consists of many countries at different stages of economic development that share a common dependence on the oil and gas industry. The Oilfield Services segment provides virtually all exploration and production services required during the life of an oil and gas reservoir. Schlumberger believes that all the products/services are interrelated and expects similar performance from each.

The SchlumbergerSema segment is a leading information technology services company providing domain expertise and global capabilities delivered on a local basis. The company has proven capabilities delivering consulting, systems integration, managed services and products serving the telecommunications, energy & utilities, finance, transport, public sector markets and oil and gas markets.

Financial information for the years ended December 31, 2001, 2000 and 1999, by segment, is as follows:

                          -------------------------------------------------------------------------------------
                                                    Other            Total                    Elims/
2001                        NAM     LAM     ECA    Eastern  Elims     OFS    SLSEMA  Other (1) Other  Consolidated
                          -------------------------------------------------------------------------------------

Revenue                    $3,655 $ 1,479  $ 2,139 $ 2,105   $ 395   $ 9,773  $3,045    $ 997   $ (69)$ 13,746
                          =====================================================================================
Segment Income              $ 551   $ 163    $ 266   $ 392   $ (84)  $ 1,288    $ 30     $ 30  $ (303) $ 1,045
Minority Interest               -       -        -       -      35        35       5        1      (3)      38
Income Tax Expense (2)        329      42       83      69      13       536      (7)      (3)   (114)     412
                          -------------------------------------------------------------------------------------
Segment Income before tax
and MI                      $ 880   $ 205    $ 349   $ 461   $ (36)  $ 1,859    $ 28     $ 28  $ (420) $ 1,495
                          =============================================================================
Interest Income                       $ 5                                                                  154
                                  ========
Interest Expense                     $ (5)                                                                (380)
                                  ========
Charges                                                                                                   (143)
                                                                                                      ---------
Pretax Income                                                                                          $ 1,126
                          =====================================================================================
Segment Assets             $3,086 $ 1,606   $2,206 $ 1,751 $ 2,691  $ 11,340  $8,254    $ 367     $ - $ 19,961
Corporate Assets                                                                                         2,365
                                                                                                      ---------
Total Assets                                                                                          $ 22,326
                          =====================================================================================
Depreciation/Amortization(3)$ 610   $ 164    $ 278   $ 260    $ 42   $ 1,354   $ 131     $ 56   $ 355  $ 1,896
                          =====================================================================================
Capital Expenditures (3)    $ 999   $ 238    $ 317   $ 395   $ 211   $ 2,160   $ 231     $ 49    $ 29  $ 2,469
                          -------------------------------------------------------------------------------------

                          (1)  Includes Semiconductor Solutions and the divested Resource Management Services businesses.
                          (2)  2001 income tax expense excludes $163 million related to the Charges.
                          (3)  Includes multiclient seismic data costs.


                        -------------------------------------------------------------------------------------
                                                    Other            Total                    Elims/
2000                        NAM     LAM     ECA    Eastern  Elims     OFS    SLSEMA  Other (1) Other  Consolidated
                          -------------------------------------------------------------------------------------
Revenue                   $ 2,413 $ 1,151  $ 1,603 $ 1,646   $ 333   $ 7,146 $ 1,049  $ 1,475   $ (59) $ 9,611
                          =====================================================================================
Segment Income              $ 235    $ 64    $ 153   $ 281    $ 36     $ 769    $ 28     $ 51  $ (133)   $ 715
Minority Interest               -       -        -       -      (1)       (1)      6        1       -        6
Income Tax Expense (2)        145      22       56      29      42       294     (22)       9     (63)     218
                          -------------------------------------------------------------------------------------
Segment Income before tax
and MI                      $ 380    $ 86    $ 209   $ 310    $ 77   $ 1,062    $ 12     $ 61  $ (196)   $ 939
                          ==============================================================================
Interest Income                       $ 5                                                                  297
                                  ========
Interest Expense                     $ (3)                                                                (273)
                                  ========
Charges                                                                                                     (2)
                                                                                                     ----------
Pretax Income                                                                                            $ 961
                          =====================================================================================
Segment Assets             $2,984 $ 1,305  $ 1,689 $ 1,475 $ 1,884   $ 9,337 $ 1,339  $ 1,170     $ - $ 11,846
Corporate Assets                                                                                         5,327
                                                                                                      ---------
Total Assets                                                                                          $ 17,173
                          =====================================================================================
Depreciation/
Amortization(3)             $ 403   $ 187    $ 221   $ 229    $ 12   $ 1,052    $ 28     $ 78   $ 113  $ 1,271
                          =====================================================================================
Capital Expenditures (3)    $ 608   $ 212    $ 259   $ 261    $ 23   $ 1,363    $ 42    $ 133     $ 8  $ 1,546
                          -------------------------------------------------------------------------------------
                          (1)  Includes Semiconductor Solutions and the divested Resource Management Services businesses.
                          (2)  2000 income tax expense excludes $10 million related to the Charges.
                          (3)  Includes multiclient seismic data costs.




                              --------------------------------------------------------------------------------------------------
                                                             Other              Total                        Elims/
1999                             NAM       LAM      ECA     Eastern    Elims     OFS     SLSEMA   Other (1)  Other   Consolidated
                              --------------------------------------------------------------------------------------------------

Revenue                          $1,649     $ 947  $ 1,514   $ 1,561     $ 265  $ 5,936     $ 851    $1,640    $ (32)   $ 8,395
                              ==================================================================================================
Segment Income                     $ 84       $ -     $ 83     $ 237      $ 39    $ 442      $ 41      $ 48   $ (117)     $ 414
Minority Interest                     -         -        -         -         -        -         9         2        -         11
Income Tax Expense (2)               40        20       42        56        15      174        13        (8)     (47)       132
                              --------------------------------------------------------------------------------------------------
Segment Income before tax and MI  $ 124      $ 20    $ 125     $ 293      $ 54    $ 616      $ 63      $ 42   $ (164)     $ 557
                              =======================================================================================
Interest Income                               $ 7                                                                           228
                                        ==========
Interest Expense                             $ (6)    $ (1)                                            $ (2)               (184)
                                        ===================                                       ==========
Charges                                                                                                                    (120)
                                                                                                                     =----------
Pretax Income                                                                                                             $ 481
                              ==================================================================================================
Segment Assets                   $1,787     $ 992  $ 1,414    $1,299    $1,954  $ 7,446     $ 655    $1,298      $ -    $ 9,399
Corporate Assets                                                                                                          5,682
                                                                                                                     -----------
Total Assets                                                                                                           $ 15,081
                              ==================================================================================================
Depreciation/Amortization (3)     $ 316     $ 156    $ 226     $ 236      $ 16    $ 950      $ 35      $ 68     $ 97    $ 1,150
                              ==================================================================================================
                              ==================================================================================================
Capital Expenditures (3)          $ 322     $ 189    $ 161     $ 183      $ 68    $ 923      $ 29      $ 57     $ 10    $ 1,019
                              --------------------------------------------------------------------------------------------------

                              (1)  Includes Semiconductor Solutions and the divested Resource Management Services businesses.
                              (2)  1999 income tax expense excludes $8 million related to the Charges.
                              (3)  Includes multiclient seismic data costs.


Corporate assets largely comprise short-term and long-term investments.

During the three years ended December 31, 2001, no single customer exceeded 10% of consolidated revenue.

The accounting policies of the segments are the same as those described in Summary of Accounting Policies.

Oilfield Services' net income eliminations include: certain headquarters administrative costs which are not allocated geographically, manufacturing and certain other operations, and costs maintained at the Oilfield Services level. In 2001, eliminations includes WesternGeco minority interest expense of $35 million.

Elims/Other principally comprises the amortization of goodwill and other intangibles ($347 million in 2001), as well as nonoperating expenses, such as certain intersegment charges and interest expense (except as shown above), which are not included in segment operating income.

Schlumberger did not have revenue from third-party customers in its country of domicile during the last three years. In each of the three years, only revenue in the US exceeded 10% of consolidated revenue. Revenue in the US in 2001, 2000 and 1999 was $5.1 billion, $3.5 billion and $2.5 billion, respectively.

Pension and Other Benefit Plans
-------------------------------

US PENSION PLANS

Schlumberger and its US subsidiary sponsor several defined benefit pension plans that cover substantially all employees. The benefits are based on years of service and compensation on a career-average pay basis. These plans are fully funded with a trustee in respect to past and current service. Charges to expense are based upon costs computed by independent actuaries. The funding policy is to annually contribute amounts that are allowable for federal income tax purposes. These contributions are intended to provide for benefits earned to date and those expected to be earned in the future.

The assumed discount rate, compensation increases and return on plan assets used to determine pension expense in 2001 were 7.5%, 4.5% and 9%, respectively. In 2000, the assumptions were 7.75%, 4.5% and 9%, respectively. In 1999, the assumptions were 7%, 4.5% and 9%, respectively.

Net pension cost in the US for 2001, 2000 and 1999, included the following components:


                                                            (Stated in millions)

                                            2001                2000                1999
                                         ------------        ------------        ------------
Service cost-benefits earned
   during the period                            $ 38                $ 32                $ 45
Interest cost on projected
   benefit obligation                             84                  76                  73
Expected return on plan assets
   (actual return: 2001 - $(70);
   2000 - $(2); 1999 - $211)                    (101)                (97)                (86)
Amortization of transition
   assets                                         (1)                 (1)                 (2)
Amortization of prior service
   cost/other                                      7                   5                   6
Amortization of unrecognized
   net gain                                       (4)                (11)                  -

                                         ------------        ------------        ------------
   Net pension cost                             $ 23                 $ 4                $ 36
                                         ============        ============        ============


Effective January 1, 2000, Schlumberger and its subsidiaries amended their pension plans to improve retirement benefits for active employees.

The change in the projected benefit obligation, plan assets and funded status of the plans on December 31, 2001 and 2000, was as follows:



                                                            (Stated in millions)

                                              2001                     2000
                                           ------------             ------------
Projected benefit obligation at
   beginning of the year                       $ 1,105                  $ 1,048
Service cost                                        38                       32
Interest cost                                       84                       76
Actuarial losses                                    96                       17
Benefits paid                                      (69)                     (62)
Amendments                                           -                       (6)
Projected benefit obligation at
                                           ------------             ------------
   end of the year                             $ 1,254                  $ 1,105
                                           ============             ============

Plan assets at market value at
   beginning of the year                       $ 1,212                  $ 1,276
Actual return on plan assets                       (70)                      (2)
Employer contribution                                1                        -
Benefits paid                                      (69)                     (62)
Plan assets at market value at
                                           ------------             ------------
   end of the year                             $ 1,074                  $ 1,212
                                           ============             ============

Excess of assets over projected
   benefit obligation                           $ (180)                   $ 107
Unrecognized net gain                                1                     (266)
Unrecognized prior service cost                     27                       30
Unrecognized net asset at
   transition date                                   -                       (1)
                                           ------------             ------------
Pension liability                               $ (152)                  $ (130)
                                           ============             ============



The assumed discount rate, the rate of compensation increases and the expected long-term rate of return on plan assets used to determine the projected benefit obligations were 7.25%, 4.5% and 9%, respectively, in 2001, and 7.5%, 4.5% and 9%, respectively, in 2000. Plan assets on December 31, 2001, consisted of common stocks ($630 million), cash or cash equivalents ($48 million), fixed income investments ($326 million) and other investments ($70 million). On December 31, 2001, there is no investment of the plan assets in Schlumberger common stock.

NON-US PENSION PLANS

Outside the US, subsidiaries of Schlumberger sponsor several defined benefit and defined contribution plans that cover substantially all employees who are not covered by statutory plans. For defined benefit plans, charges to expense are based upon costs computed by independent actuaries. These plans are substantially fully funded with trustees in respect to past and current service. For all defined benefit plans, pension expense was $52 million, $23 million and $19 million in 2001, 2000 and 1999, respectively. Based on plan assets and the projected benefit obligation, the only significant defined benefit plan is in the UK.

The assumed discount rate, compensation increases and return on plan assets used to determine pension expense in 2001 and 2000 were 6%, 4% and 9%, respectively. In 1999, the assumptions were 7%, 4% and 9%, respectively.

Net pension cost in the UK plan for 2001 (including the Sema plc plans), 2000 and 1999 (translated into US dollars at the average exchange rate for the periods), included the following components:


                                                            (Stated in millions)

                                                 2001                  2000                   1999
                                         -------------          ------------           ------------
Service cost-benefits earned
   during the period                             $ 47                  $ 22                   $ 22
Interest cost on projected
   benefit obligation                              44                    17                     15
Expected return on plan assets
   (actual return: 2001 - ($47);
   2000 - ($28); 1999 - $106)                     (68)                  (34)                   (33)
Amortization of transition
   asset and other                                 (2)                   (5)                    (6)

                                         -------------          ------------           ------------
Net pension cost                                 $ 21                   $ -                   $ (2)
                                         =============          ============           ============




The change in the projected benefit obligation, plan assets and funded status of the plan, including the Sema plc plans (translated into US dollars at year-end exchange rates) was as follows:



                                                            (Stated in millions)

                                              2001                     2000
                                           ------------             ------------
Projected benefit obligation at
   beginning of the year                         $ 311                    $ 290
Acquisition of Sema                                580                        -
Service cost                                        47                       22
Interest cost                                       44                       17
Actuarial losses                                    55                       19
Gain in exchange                                    (2)                     (26)
Benefits paid                                      (21)                     (11)
Disposals                                          (25)                       -
Projected benefit obligation at
                                           ------------             ------------
   end of the year                               $ 989                    $ 311
                                           ============             ============

Plan assets at market value at
   beginning of the year                         $ 385                    $ 454
Acquisition of Sema                                540                        -
Actual return on plan assets                       (47)                     (28)
Loss in exchange                                    (5)                     (38)
Employer contribution                               31                        7
Employee contributions                               6                        1
Benefits paid                                      (21)                     (11)
Disposals                                          (21)                       -
Plan assets at market value at
                                           ------------             ------------
   end of the year                               $ 868                    $ 385
                                           ============             ============

Excess of assets over projected
   benefit obligation                           $ (121)                    $ 74
Unrecognized net gain                              131                      (39)
Unrecognized prior service cost                      1                        1
Unrecognized net asset at
   transition date                                  (1)                      (2)
                                           ------------             ------------
Pension asset                                     $ 10                     $ 34
                                           ============             ============


The assumed discount rate and rate of compensation increases used to determine the projected benefit obligation were 6% and 4%, respectively, in 2001, and 6.5% and 4%, respectively, in 2000; the expected long-term rate of return on plan assets was 9% in 2001 and 2000. Plan assets consisted of common stocks ($702 million), cash or cash equivalents ($23 million) and fixed income investments ($143 million). None of the plan assets represented Schlumberger common stock.

For defined contribution plans, funding and cost are generally based upon a predetermined percentage of employee compensation. Charges to expense in 2001, 2000 and 1999, were $32 million, $22 million and $24 million, respectively.

OTHER DEFERRED BENEFITS

In addition to providing pension benefits, Schlumberger and its subsidiaries have other deferred benefit programs, primarily profit sharing. Expenses for these programs were $192 million, $114 million and $73 million in 2001, 2000 and 1999, respectively.

HEALTH CARE BENEFITS

Schlumberger and its US subsidiary provide health care benefits for certain active employees. The cost of providing these benefits is recognized as expense when incurred and aggregated $68 million, $60 million and $53 million in 2001, 2000 and 1999, respectively. Outside the US, such benefits are mostly provided through government-sponsored programs.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Schlumberger and its US subsidiary provide certain health care benefits to former employees who have retired under the US pension plans.

The principal actuarial assumptions used to measure costs were a discount rate of 7.5% in 2001, 7.75% in 2000 and 7% in 1999. The overall medical cost trend rate assumption is 9.5% graded to 5% over the next six years and 5% thereafter.

Net periodic postretirement benefit cost in the US for 2001, 2000 and 1999, included the following components:


                                                            (Stated in millions)

                                          2001               2000                1999
                                       ------------       ------------        ------------

Service cost - benefits
   earned during the period                   $ 13               $ 10                $ 11
Interest cost on accumulated
   postretirement benefit obligation            32                 28                  23
Amortization of unrecognized net
   gain and other                               (1)                (3)                 (3)
                                       ------------       ------------        ------------
                                              $ 44               $ 35                $ 31
                                       ============       ============        ============

The change in accumulated postretirement benefit obligation and funded status on December 31, 2001 and 2000, was as follows:



                                                            (Stated in millions)

                                                   2001                    2000
                                               -------------           -------------

Accumulated postretirement benefit
   obligation at beginning of the year                $ 398                   $ 320
Service cost                                             13                      10
Interest cost                                            32                      28
Actuarial losses (gains)                                 53                      57
Benefits paid                                           (18)                    (17)
                                               -------------           -------------
Accumulated postretirement benefit
   obligation at the end of the year                    478                     398
Unrecognized net gain                                    14                      67
Unrecognized prior service cost/other                    13                      11
Postretirement benefit liability
                                               -------------           -------------
   on December 31                                     $ 505                   $ 476
                                               =============           =============


The components of the accumulated postretirement benefit obligation on December 31, 2001 and 2000, were as follows:



                                                (Stated in millions)
                                        2001                2000
                                    -------------        ------------

Retirees                                   $ 237               $ 216
Fully eligible                                67                  47
Actives                                      174                 135

                                    -------------        ------------
                                           $ 478               $ 398
                                    =============        ============




The assumed discount rate used to determine the accumulated postretirement benefit obligation was 7.25% for 2001 and 7.50% for 2000.

If the assumed medical cost trend rate was increased by one percentage point, health care cost in 2001 would have been $53 million, and the accumulated postretirement benefit obligation would have been $560 million on December 31, 2001.

If the assumed medical cost trend rate was decreased by one percentage point, health care cost in 2001 would have been $38 million, and the accumulated postretirement benefit obligation would have been $412 million on December 31, 2001.

Supplementary Information
-------------------------

Operating revenue and related cost of goods sold and services for continuing operations comprised the following:



                                                            (Stated in millions)

Year ended December 31,               2001                2000                1999
                                   ------------       -------------       -------------

Operating revenue
      Products                        $  4,896             $ 4,225             $ 3,822
      Services                           8,850               5,386               4,573

                                   ------------       -------------       -------------
                                      $ 13,746             $ 9,611             $ 8,395
                                   ============       =============       =============

Direct operating costs
      Goods sold                      $  2,876             $ 2,582             $ 2,461
      Services                           7,255               4,790               4,288
                                   ------------       -------------       -------------
                                      $ 10,131             $ 7,372             $ 6,749
                                   ============       =============       =============

Cash paid for interest and income taxes for continuing operations was as follows:

                                                            (Stated in millions)

Year ended December 31,               2001                2000                1999
                                   ------------       -------------       -------------

Interest                                 $ 363               $ 268               $ 200
Income taxes                             $ 298               $ 231               $ 182


Accounts payable and accrued liabilities are summarized as follows:


                                                 (Stated in millions)
Year ended December 31,                  2001                2000
                                     -------------        ------------

Payroll, vacation and
   employee benefits                      $   929             $   672
Trade                                       1,184                 946
Taxes, other than income                      312                 204
Other                                       2,082               1,089

                                     -------------        ------------
                                          $ 4,507             $ 2,911
                                     =============        ============


Interest and other income includes the following:


                                                            (Stated in millions)

                                                2001            2000             1999
                                             ------------    ------------    -------------
Interest income                                    $ 159           $ 302            $ 235
Equity in net earnings of
   affiliated companies                               62              39               19
Gain on sale of business                               -              82                -
Gain on sale of financial instruments                 21               -              103
                                             ------------    ------------    -------------
                                                   $ 242           $ 423            $ 357
                                             ============    ============    =============

QUARTERLY RESULTS
-----------------
(UNAUDITED)

The following table summarizes results for each of the four quarters for the years ended December 31, 2001 and 2000. Gross margin equals operating revenue less cost of goods sold and services.


                                   (Stated in millions except per share amounts)

                                                         Earnings per share
                              Gross         Net         --------------------
                Revenue       Margin       Income       Basic       Diluted
                -------       ------       ------       -----       -------
Quarters-2001
First/1/         $ 2,910       $   717        $ 235      $ 0.41       $ 0.41
Second/2/           3,635          565          (93)      (0.16)       (0.16)
Third/3/            3,624          916          195        0.34         0.34
Fourth/4/           3,577          906          185        0.32         0.32
              ------------  -----------  -----------  ----------   ----------
                 $ 13,746      $ 3,104        $ 522      $ 0.91       $ 0.91
              ============  ===========  ===========  ==========   ==========

Quarters-2000
First            $  2,138      $   478        $ 136      $ 0.24       $ 0.24
Second              2,338          508          156        0.27         0.27
Third               2,447          556          205        0.36         0.35
Fourth/5/           2,688          555          238        0.42         0.41
              ------------  -----------  -----------  ----------   ----------
                 $  9,611      $ 2,097        $ 735      $ 1.29       $ 1.27
              ============  ===========  ===========  ==========   ==========


1 Includes a $25 million (pretax and after tax) in-process R&D charge ($0.04 per share - diluted).
2    Includes a net, after-tax charge of $280 million ($0.48 per share -
     diluted).
3    Includes a net, after-tax credit of $3 million ($0.00 per share-diluted).
4    Includes a net, after-tax credit of $5 million ($0.01 per share-diluted).
5 Includes a net, after-tax and minority interest charge of $3 million ($0.00 per share-diluted).

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. Indemnification of Directors and Officers.

      Article 10 of our Deed of Incorporation and Article V of our By-Laws provide that:

      The Registrant has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful. The Registrant is required to indemnify any of its present or former officers or directors to the fullest extent allowed by the preceding paragraphs in the event of a "Change of Control." "Change in Control" means a change in control of the Registrant, which shall be deemed to have occurred if at any time
(i) any entity, person or organization is or becomes the legal or beneficial owner, directly or indirectly, of securities of the Registrant representing 30% or more of the combined voting power of the Registrant's then outstanding shares without the prior approval of at least two-thirds of the members of the Board of Directors in office immediately prior to such entity, person or organization attaining such percentage interest; (ii) the Registrant is a party to a merger, consolidation, share exchange, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board of Directors in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter; or (iii) during any 15-month period, individuals who at the beginning of such period constituted the Board of Directors (including for this purpose any new director whose election or nomination for election by the Registrant's stockholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of Directors.

      The Registrant has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in the Registrant's favor by reason of the fact that such person is or was a director, officer, employee or agent of the Registrant, or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the Registrant's best interests and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been finally adjudged to be liable to the Registrant for improper conduct unless and only to the extent that the court in which that action or suit was brought or any other court having appropriate jurisdiction determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for those expenses, judgments, fines and amounts paid in settlement which the court in which the action or suit was brought or such other court having appropriate jurisdiction deems proper. The Registrant is required to indemnify any of its present or former officers or directors to the fullest extent allowed by the preceding paragraphs in the event of a Change in Control (as defined above).

      To the extent that one of the Registrant's directors, officers, employees or agents has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the two preceding paragraphs, or in defense of any claim, issue or matter therein, the Registrant will indemnify that person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

      Any indemnification under the first two paragraphs in this item (unless ordered by a court) may be made by the Registrant only as authorized by contract approved, or by-laws, resolution or other action adopted or taken, by the board of directors or by the stockholders or as required by the last sentences of such paragraphs.

      Expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding will be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the present or former director or present officer, employee or agent to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the Registrant as authorized by Article V of the By-Laws or Article 10 of the Deed of Incorporation.

      The Registrant may pay such expenses (including attorney's fees) incurred by former officers or other employees and agents upon such terms and conditions, if any, it deems appropriate.

      The indemnification and advancement of expenses provided by or granted pursuant to the other Sections of Article V of the By-Laws and Article 10 of the Deed of Incorporation are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and, unless otherwise provided when authorized or ratified, continues as to a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of that person.

      The Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at our request in such a capacity for another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against that person and incurred by that person in any of those capacities or arising out of such person's status as such, whether or not the Registrant would have the power to indemnify such person against such liability under the provisions of Article V of the By-Laws or Article 10 of the Deed of Incorporation.

      For purposes of Article V of the By-Laws and Article 10 of the Deed of Incorporation, reference to the Registrant includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, stands in the same position under the provisions of
Article V of the By-Laws and Article 10 of the Deed of Incorporation with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

      For purposes of Article V of the By-Laws and Article 10 of the Deed of Incorporation, references to "other enterprises" includes employee benefit plans; references to "fines" includes any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of us" or "serving at the request of the Registrant" includes any service as a director, officer, employee or agent of the Registrant which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of us" or "not opposed to the best interests of the Registrant."

      In addition, the Registrant maintains directors' and officers' liability insurance which insures against certain liabilities that the officers and directors of the Registrant may incur in such capacities.

ITEM 21. Exhibits and Financial Statement Schedules

(a)  Exhibit

Exhibit No.                    Description

4.1 Deed of Incorporation of the Registrant, as amended May 4, 2001 (incorporated by reference to Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001; File No. 1-4601)

4.2 By-Laws of the Registrant, as amended April 19, 2001 (incorporated by reference to Exhibit 3.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001; File No. 1-4601)

5 Opinion of Ellen S. Summer as to legality of the common shares being registered

23.1           Consent of PricewaterhouseCoopers LLP

23.2           Consent of Ellen S. Summer (included in Exhibit 5)

24             Powers of Attorney

(b)  Financial Statement Schedules

Not Applicable.

(c)  Reports, opinions or appraisals

Not Applicable.

ITEM 22.  Undertakings.

     The undersigned Registrant hereby undertakes:

          (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (d)(1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2)   That every prospectus (i) that is filed pursuant to paragraph
(d)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (e) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 9, 2002.

                                        SCHLUMBERGER N.V.
                                        (Schlumberger Limited)

                                        By: /s/ Jean-Marc Perraud
                                            -----------------------------------
                                            Jean-Marc Perraud
                                            Executive Vice President and
                                            Chief Financial Officer

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on August 9, 2002 in the capacities indicated.

                   *                                       *
-------------------------------------   --------------------------------------
D. Euan Baird                           William T. McCormick, Jr.
Director, Chairman, President           Director
and Chief Executive Officer

/s/ Jean-Marc Perraud                                                       *
-------------------------------------   --------------------------------------
Jean-Marc Perraud                       Didier Primat
Executive Vice President and            Director
Chief Financial Officer

/s/ Frank A. Sorgie                                                       *
-------------------------------------   --------------------------------------
Frank A. Sorgie                         Nicolas Seydoux
Chief Accounting Officer                Director

                   *                                       *
-------------------------------------   --------------------------------------
John Deutch                             Linda G. Stuntz
Director                                Director

                   *                                       *
-------------------------------------   --------------------------------------
Jamie S. Gorelick                       Sven Ullring
Director                                Director

                   *                                       *
-------------------------------------   --------------------------------------
Andrew Gould                            Andre Levy-Lang
Director                                Director

                   *
-------------------------------------
Adrian Lajous
Director

*By: /s/ Ellen S. Summer
    ---------------------------------
     Ellen S. Summer
     Attorney-in-Fact, pursuant to Power of Attorney dated April 18, 2002 (filed as Exhibit 24 to this Registration Statement).